Consolidated Financial Statements

140	Management’s Responsibility for Financial Information

141	Independent Auditor’s Report

144	Report of Independent Registered Public Accounting Firm

147	Consolidated Statement of Financial Position

148	Consolidated Statement of Income

149	Consolidated Statement of Comprehensive Income

150	Consolidated Statement of Changes in Equity

151	Consolidated Statement of Cash Flows

152	Notes to the 2023 Consolidated Financial Statements

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Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of Scotiabank’s Code of Conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2023 and October 31, 2022 and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended October 31, 2023 prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinions upon completion of such audits in the reports to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Scott Thomson

President and Chief Executive Officer

Raj Viswanathan

Group Head and Chief Financial Officer

Toronto, Canada

November 28, 2023

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of The Bank of Nova Scotia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of The Bank of Nova Scotia (the Bank) as of October 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of October 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of October 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 28, 2023 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit and Conduct Review Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of Allowance for Credit Losses on Financial Assets (ACL)

Refer to Notes 3 and 13 to the consolidated financial statements.

The Bank’s ACL was $6,372 million as at October 31, 2023. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of a set of complex models. The ACL calculation reflects a probability-weighted outcome that considers multiple scenarios based on the Bank’s view of forecasts of future events and economic conditions. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ACL are modeled based on macroeconomic variables that are closely related with credit losses in the relevant portfolio. The Bank assesses when there has been a significant increase in credit risk subsequent to origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, lifetime ACL is recorded; otherwise, ACL equal to 12 month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of ACL recognized.

We identified the assessment of the ACL as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant management judgments inherent in certain of the Bank’s key modeled inputs and methodologies. These management judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. With the involvement of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. This included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculation being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the model used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment

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Consolidated Financial Statements

to evaluate the appropriateness of the Bank’s underlying methodology and assumptions. Additionally, for a selection of non-retail loans, we evaluated the Bank’s assigned loan risk grades against the Bank’s borrower risk rating scale.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments

Refer to Notes 3 and 7 to the consolidated financial statements.

The Bank measures $256,398 million of financial assets and $121,842 million of financial liabilities as at October 31, 2023 at fair value on a recurring basis. Where financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank’s valuation techniques include General Partner valuations per financial statements (NAVs), interest rate volatility, equity volatility and correlation.

We identified the assessment of the measurement of fair value for certain financial instruments as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank’s valuation methodologies and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to: (1) model validation at inception and periodically; (2) review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAVs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions

Refer to Notes 3 and 27 to the consolidated financial statements.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

We identified the assessment of uncertain tax provisions as a critical audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s interpretation of tax law and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the involvement of taxation professionals with specialized skills, industry knowledge and relevant experience. This included internal controls related to the (1) identification of tax uncertainties, including the interpretation of tax law and (2) determination of the best estimate of the provision required to settle these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in (1) evaluating the Bank’s interpretations of tax laws by developing an independent assessment based on our understanding and interpretation of tax laws and considering its impact on the measurement, if applicable, of the uncertain tax provisions; (2) reading and evaluating advice obtained by the Bank from external specialists, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence and settlement documents with applicable taxation authorities, including assessment of the impact of statutes of limitations.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Bank’s auditor since 2006 and as joint auditor for 14 years prior to that.

Toronto, Canada

November 28, 2023

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Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of The Bank of Nova Scotia

Opinion on Internal Control Over Financial Reporting

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, The Bank of Nova Scotia (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of October 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements) and our report dated November 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Controls and Accounting Policies section of Management’s Discussion and Analysis under the heading “Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 28, 2023

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Consolidated Financial Statements

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2023	2022
Assets
Cash and deposits with financial institutions	6		$90,312	$65,895
Precious metals			937	543
Trading assets
Securities	8	(a)	107,612	103,547
Loans	8	(b)	7,544	7,811
Other			2,712	1,796
			117,868	113,154
Securities purchased under resale agreements and securities borrowed			199,325	175,313
Derivative financial instruments	10		51,340	55,699
Investment securities	12		118,237	110,008
Loans
Residential mortgages	13		344,182	349,279
Personal loans	13		104,170	99,431
Credit cards	13		17,109	14,518
Business and government	13		291,822	287,107
			757,283	750,335
Allowance for credit losses	13	(e)	6,372	5,348
			750,911	744,987
Other
Customers’ liability under acceptances, net of allowance			18,628	19,494
Property and equipment	16		5,642	5,700
Investments in associates	17		1,925	2,633
Goodwill and other intangible assets	18		17,193	16,833
Deferred tax assets	27	(c)	3,530	1,903
Other assets	19		34,941	37,256
			81,859	83,819
			$1,410,789	$1,349,418
Liabilities
Deposits
Personal	20		$288,617	$265,892
Business and government	20		612,267	597,617
Financial institutions	20		51,449	52,672
			952,333	916,181
Financial instruments designated at fair value through profit or loss	9		26,779	22,421
Other
Acceptances			18,718	19,525
Obligations related to securities sold short			36,403	40,449
Derivative financial instruments	10		58,660	65,900
Obligations related to securities sold under repurchase agreements and securities lent			160,007	139,025
Subordinated debentures	21		9,693	8,469
Other liabilities	22		69,529	62,699
			353,010	336,067
			1,332,122	1,274,669
Equity
Common equity
Common shares	24	(a)	20,109	18,707
Retained earnings			55,746	53,761
Accumulated other comprehensive income (loss)			(6,918)	(7,166)
Other reserves			(84)	(152)
Total common equity			68,853	65,150
Preferred shares and other equity instruments	24	(b)	8,075	8,075
Total equity attributable to equity holders of the Bank			76,928	73,225
Non-controlling interests in subsidiaries	31	(b)	1,739	1,524
			78,667	74,749
			$1,410,789	$1,349,418

Aaron W. Regent	Scott Thomson
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note		2023	2022
Revenue
Interest income(1)	32
Loans			$45,043	$29,390
Securities			6,833	2,877
Securities purchased under resale agreements and securities borrowed			1,478	459
Deposits with financial institutions			3,470	832
			56,824	33,558
Interest expense	32
Deposits			35,650	12,794
Subordinated debentures			471	270
Other			2,416	2,379
			38,537	15,443
Net interest income			18,287	18,115
Non-interest income
Card revenues			778	779
Banking services fees			1,879	1,770
Credit fees			1,861	1,647
Mutual funds			2,127	2,269
Brokerage fees			1,117	1,125
Investment management and trust			1,029	999
Underwriting and advisory fees			554	543
Non-trading foreign exchange			911	878
Trading revenues			1,580	1,791
Net gain on sale of investment securities	12	(e)	129	74
Net income from investments in associated corporations	17		153	268
Insurance underwriting income, net of claims			482	433
Other fees and commissions			1,072	650
Other			348	75
			14,020	13,301
Total revenue			32,307	31,416
Provision for credit losses	13	(e)	3,422	1,382
			28,885	30,034
Non-interest expenses
Salaries and employee benefits			9,596	8,836
Premises and technology			2,659	2,424
Depreciation and amortization			1,820	1,531
Communications			395	361
Advertising and business development			576	480
Professional			780	826
Business and capital taxes			634	541
Other			2,671	2,103
			19,131	17,102
Income before taxes			9,754	12,932
Income tax expense	27		2,226	2,758
Net income			$7,528	$10,174
Net income attributable to non-controlling interests in subsidiaries	31	(b)	118	258
Net income attributable to equity holders of the Bank			$7,410	$9,916
Preferred shareholders and other equity instrument holders			419	260
Common shareholders			$6,991	$9,656
Earnings per common share (in dollars)
Basic	33		$5.84	$8.05
Diluted	33		5.78	8.02
Dividends paid per common share (in dollars)	24	(a)	4.18	4.06

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $54,824 for the year ended October 31, 2023 (October 31, 2022 – $32,573).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2023	2022
Net income	$7,528	$10,174
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,345	3,703
Net gains (losses) on hedges of net investments in foreign operations	(577)	(1,655)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	2	28
Net gains (losses) on hedges of net investments in foreign operations	(176)	(434)
	942	2,454
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	176	(4,333)
Reclassification of net (gains) losses to net income	327	2,717
Income tax expense (benefit):
Net gains (losses) in fair value	19	(1,108)
Reclassification of net (gains) losses to net income	106	704
	378	(1,212)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	3,763	(10,037)
Reclassification of net (gains) losses to net income	(3,455)	3,880
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	1,034	(2,709)
Reclassification of net (gains) losses to net income	(971)	1,089
	245	(4,537)
Other comprehensive income (loss) from investments in associates	(16)	(344)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	108	955
Income tax expense (benefit)	(6)	277
	114	678
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(253)	(106)
Income tax expense (benefit)	(73)	(32)
	(180)	(74)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(1,338)	1,958
Income tax expense (benefit)	(353)	514
	(985)	1,444
Other comprehensive income (loss) from investments in associates	2	2
Other comprehensive income (loss)	500	(1,589)
Comprehensive income	$8,028	$8,585
Comprehensive income (loss) attributable to non-controlling interests	327	233
Comprehensive income attributable to equity holders of the Bank	$7,701	$8,352
Preferred shareholders and other equity instrument holders	419	260
Common shareholders	$7,282	$8,092

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
($ millions)	Common shares (Note 24)	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves		Total common equity	Preferred shares and other equity instruments (Note 24)	Total attributable to equity holders	Non- controlling interests in subsidiaries (Note 31(b))		Total
Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749
Net income	–	6,991	–	–	–	–	–	–		6,991	419	7,410	118		7,528
Other comprehensive income (loss)	–	–	766	378	(201)	240	(892)	–		291	–	291	209		500
Total comprehensive income	$–	$6,991	$766	$378	$(201)	$240	$(892)	$–		$7,282	$419	$7,701	$327		$8,028
Shares/instruments issued	1,402	–	–	–	–	–	–	(3)		1,399	–	1,399	–		1,399
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	–	–	–		–
Dividends and distributions paid to equity holders	–	(5,003)	–	–	–	–	–	–		(5,003)	(419)	(5,422)	(101)		(5,523)
Share-based payments(3)	–	–	–	–	–	–	–	14		14	–	14	–		14
Other	–	(3)	(43)	–	(1)	1	–	57		11	–	11	(11)		–
Balance as at October 31, 2023	$20,109	$55,746	$(1,755)	$(1,104)	$14	$(4,545)	$472	$(84)		$68,853	$8,075	$76,928	$1,739		$78,667

Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	–	9,656	–	–	–	–	–	–		9,656	260	9,916	258		10,174
Other comprehensive income (loss)	–	–	2,411	(1,212)	(35)	(4,523)	1,795	–		(1,564)	–	(1,564)	(25)		(1,589)
Total comprehensive income	$–	$9,656	$2,411	$(1,212)	$(35)	$(4,523)	$1,795	$–		$8,092	$260	$8,352	$233		$8,585
Shares/instruments issued	706	–	–	–	–	–	–	(18)		688	2,523	3,211	–		3,211
Shares repurchased/redeemed	(506)	(2,367)	–	–	–	–	–	–		(2,873)	(500)	(3,373)	–		(3,373)
Dividends and distributions paid to equity holders	–	(4,858)	–	–	–	–	–	–		(4,858)	(260)	(5,118)	(115)		(5,233)
Share-based payments(3)	–	–	–	–	–	–	–	10		10	–	10	–		10
Other	–	(24)	(180)	–	(40)	(49)	–	(366	)(4)	(659)	–	(659)	(684	)(4)	(1,343)
Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749

(1)	Includes undistributed retained earnings of $71 (2022 – $67) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 36).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2023	2022
Cash flows from operating activities
Net income	$7,528	$10,174
Adjustment for:
Net interest income	(18,287)	(18,115)
Depreciation and amortization	1,820	1,531
Provision for credit losses	3,422	1,382
Impairment on investments in associates	185	–
Equity-settled share-based payment expense	14	10
Net gain on sale of investment securities	(129)	(74)
Net (gain)/loss on divestitures	(367)	233
Net income from investments in associated corporations	(153)	(268)
Income tax expense	2,226	2,758
Changes in operating assets and liabilities:
Trading assets	(2,689)	37,501
Securities purchased under resale agreements and securities borrowed	(18,966)	(41,438)
Loans	4,414	(97,161)
Deposits	19,478	95,905
Obligations related to securities sold short	(4,616)	(1,292)
Obligations related to securities sold under repurchase agreements and securities lent	15,937	10,838
Net derivative financial instruments	2,080	115
Other, net	(219)	(1,404)
Dividends received	1,299	1,156
Interest received	55,617	31,931
Interest paid	(34,731)	(13,336)
Income tax paid	(2,139)	(3,503)
Net cash from/(used in) operating activities	31,724	16,943
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(23,538)	25,783
Purchase of investment securities	(100,919)	(97,736)
Proceeds from sale and maturity of investment securities	94,875	63,130
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	895	(549)
Property and equipment, net of disposals	(442)	(571)
Other, net	(911)	(1,350)
Net cash from/(used in) investing activities	(30,040)	(11,293)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,447	3,356
Redemption of subordinated debentures	(78)	(1,276)
Proceeds from preferred shares and other equity instruments issued	–	2,523
Redemption of preferred shares	–	(500)
Proceeds from common shares issued	1,402	137
Common shares purchased for cancellation	–	(2,873)
Cash dividends and distributions paid	(5,422)	(5,118)
Distributions to non-controlling interests	(101)	(115)
Payment of lease liabilities	(325)	(322)
Other, net	311	(391)
Net cash from/(used in) financing activities	(2,766)	(4,579)
Effect of exchange rate changes on cash and cash equivalents	190	301
Net change in cash and cash equivalents	(892)	1,372
Cash and cash equivalents at beginning of year(1)	11,065	9,693
Cash and cash equivalents at end of year(1)	$10,173	$11,065

(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Notes to the 2023 Consolidated Financial Statements

Page	Note

153	1	Reporting entity

153	2	Basis of preparation

154	3	Significant accounting policies

167	4	Interest rate benchmark reform

168	5	Future accounting developments

169	6	Cash and deposits with financial institutions

169	7	Fair value of financial instruments

175	8	Trading assets

176	9	Financial instruments designated at fair value through profit or loss

177	10	Derivative financial instruments

185	11	Offsetting financial assets and financial liabilities

186	12	Investment securities

189	13	Loans, impaired loans and allowance for credit losses

198	14	Derecognition of financial assets

199	15	Structured entities

201	16	Property and equipment

202	17	Investments in associates

202	18	Goodwill and other intangible assets

Page	Note

205	19	Other assets

205	20	Deposits

206	21	Subordinated debentures

206	22	Other liabilities

207	23	Provisions

207	24	Common shares, preferred shares and other equity instruments

210	25	Capital management

211	26	Share-based payments

213	27	Corporate income taxes

215	28	Employee benefits

221	29	Operating segments

222	30	Related party transactions

224	31	Principal subsidiaries and non-controlling interests in subsidiaries

225	32	Interest income and expense

225	33	Earnings per share

226	34	Guarantees, commitments and pledged assets

227	35	Financial instruments – risk management

234	36	Acquisitions and divestitures

152  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

1	Reporting Entity

The Bank of Nova Scotia (the Bank) is a chartered Schedule I bank under the Bank Act (Canada) (the Bank Act) and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.

2	Basis of Preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2023 have been approved by the Board of Directors for issue on November 28, 2023.

Certain comparative amounts have been restated to conform with the basis of presentation in the current year.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Equity instruments designated at fair value through other comprehensive income
•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management’s use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and other comprehensive income and income and expenses during the reporting period. Estimates made by management are based on historical experience and other factors and assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, goodwill and intangible assets, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and provisions. The Bank has utilized estimates, assumptions and judgments that reflect this uncertainty. While management makes its best estimates and assumptions, actual results could differ from these and other estimates.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for the Bank’s involvement with other entities.

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Consolidated Financial Statements

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3
Note 13(e)

Fair value of financial instruments	Note 3
Note 7

Corporate income taxes	Note 3
Note 27

Employee benefits	Note 3
Note 28

Goodwill and intangible assets	Note 3
Note 18

Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3
Note 36

Impairment of investment securities	Note 3
Note 12

Impairment of non-financial assets	Note 3
Note 16

Structured entities	Note 3
Note 15

De facto control of other entities	Note 3
Note 31

Derecognition of financial assets and liabilities	Note 3
Note 14

Provisions	Note 3
Note 23

3	Significant Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. For the Bank to control an entity, all three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

•	by virtue of an agreement, over more than half of the voting rights;
•	to govern the financial and operating policies of the entity under a statute or an agreement;
•	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
•

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to equity holders of the Bank. The net income attributable to non-controlling interests is presented separately in the Consolidated Statement of Income. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Bank consolidates all structured entities that it controls.

154  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

The Bank’s investments in joint arrangements over which the Bank has joint control are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For joint operations, the Bank recognizes its direct rights to, and its share of jointly held assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in other comprehensive income in the Consolidated Statement of Comprehensive Income. On disposal or meeting the definition of partial disposal of a foreign operation, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Recognition and initial measurement

The Bank, on the date of origination or purchase, recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of the consideration paid or received. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Classification and measurement, derecognition, and impairment of financial instruments

Classification and measurement

Classification and measurement of financial assets

Financial assets include both debt and equity instruments, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL);
•	Elected at fair value through other comprehensive income (Equities only); or
•	Designated at FVTPL

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Fair value through profit or loss (FVTPL); or
•	Designated at FVTPL

Classification of debt instruments is determined based on:

(i)	The business model under which the asset is held; and
(ii)	The contractual cash flow characteristics of the instrument.

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Consolidated Financial Statements

Business model assessment

A business model assessment involves determining how financial assets are managed to generate cash flows. The Bank’s business model assessment is based on the following categories:

•	Held to collect: The objective of this business model is to hold assets and collect contractual cash flows. Any sales of the asset are incidental to the objective of the model.
•	Held to collect and for sale: Both collecting contractual cash flows and sales are integral to achieving the objectives of the business model.
•	Other business model: The business model is neither held-to-collect nor held-to-collect and for sale.

The Bank assesses the business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of a business model, the Bank takes into consideration the following factors:

•	How the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;
•	How compensation is determined for the Bank’s business lines’ management that manages the assets;
•	How the business lines’ management is compensated for managing the Bank’s assets based on the fair value or the contractual cash flows collected;
•	Whether the assets are held for trading purposes;
•	The risks that affect the performance of assets held within a business model and how those risks are managed; and
•	The frequency and volume of sales in prior periods and expectations about future sales activity.

Contractual cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instrument due to repayments or amortization of premium/discount.

Interest is defined as the consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), and a profit margin.

If the Bank identifies any contractual features that could significantly modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated by taking into account any discount or premium on the acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the Statement of Financial Position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship, any changes in fair value due to changes in the hedged risk are recognized in Non-interest income in the Consolidated Statement of Income, along with changes in fair value of the hedging instrument. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is determined using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the Consolidated Statement of Financial Position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognized in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

Debt instruments measured at FVTPL

Debt instruments are measured at FVTPL if assets:

(i)	are held for trading purposes;
(ii)	are held as part of a portfolio managed on a fair value basis; or
(iii)	whose cash flows do not represent payments that are solely payments of principal and interest.

These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Debt instruments designated at FVTPL

The Bank designates certain debt instruments at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated, and doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

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Consolidated Financial Statements

Debt instruments designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income.

Equity instruments

Equity instruments are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL); or
•	Elected at fair value through other comprehensive income (FVOCI).

Equity instruments measured at FVTPL

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Subsequent to initial recognition, the changes in fair value and dividends received are recognized in the Consolidated Statement of Income.

Equity instruments measured at FVOCI

At initial recognition, the Bank has an option to classify non-trading equity instruments at FVOCI. This election is irrevocable and is made on an instrument-by-instrument basis.

Gains and losses on these instruments, including when derecognized/sold, are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. As such, there is no specific impairment requirement. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Classification and measurement of financial liabilities

Financial liabilities are classified into one of the following measurement categories:

•	Fair value through profit or loss (FVTPL);
•	Amortized cost; or
•	Designated at FVTPL.

Financial liabilities measured at FVTPL

Financial liabilities measured at FVTPL are held principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Financial liabilities are recognized on a trade date basis and accounted for at fair value, with changes in fair value and any gains or losses recognized in the Consolidated Statement of Income as part of the non-interest income. Transaction costs are expensed as incurred.

Financial liabilities measured at amortized cost

Deposits, subordinated notes and debentures are accounted for at amortized cost. Interest on deposits, calculated using the effective interest rate method, is recognized as interest expense. Interest on subordinated notes and debentures, including capitalized transaction costs, is recognized using the effective interest rate method as interest expense.

Financial liabilities designated at FVTPL

The Bank designates certain financial liabilities at FVTPL upon initial recognition, and the designation is irrevocable. The FVTPL designation is available when a fair value is reliably estimated.

Financial liabilities are designated at FVTPL when it meets one of the following criteria:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or
•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in line with a documented risk management strategy; or
•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. Any changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value due to changes in the Bank’s own credit risk are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Determination of fair value

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Inception gains and losses are only recognized where the valuation is dependent on observable market data; otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13, Fair Value Measurement permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets.

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Consolidated Financial Statements

Derecognition of financial assets and liabilities

Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; or the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;
•	Debt securities classified as at FVOCI;
•	Off-balance sheet loan commitments; and
•	Financial guarantee contracts.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•

Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•

Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

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Consolidated Financial Statements

Forward-looking information

The estimation of expected credit losses for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information may require significant judgment.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward-looking economic information as inputs, such as: GDP growth, unemployment rates, central bank interest rates, and house-price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgment.

Multiple forward-looking scenarios

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to achieve unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are created using internal and external models which are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves the development of three additional economic scenarios and consideration of the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk, and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward-looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition; and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;
•

Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the existing financial asset should be derecognized. Where a modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where a modification results in derecognition, the new financial asset is recognized at its fair value on the modification date. The modification date is also the date of origination for this new asset.

The Bank may modify the contractual terms of loans for either commercial or credit reasons. The terms of a loan in good standing may be modified for commercial reasons to provide competitive pricing to borrowers. Loans are also modified for credit reasons where the contractual terms are modified to grant a concession to a borrower that may be experiencing financial difficulty.

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Consolidated Financial Statements

For all financial assets modifications of the contractual terms may result in derecognition of the original asset when the changes to the terms of the loans are considered substantial. These terms include interest rate, authorized amount, term, or type of underlying collateral. The original loan is derecognized, and the new loan is recognized at its fair value. The difference between the carrying value of the derecognized asset and the fair value of the new asset is recognized in the Consolidated Statement of Income.

For all loans, performing and credit-impaired, where the modification of terms did not result in the derecognition of the loan, the gross carrying amount of the modified loan is recalculated based on the present value of the modified cash flows discounted at the original effective interest rate and any gain or loss from the modification is recorded in the provision for credit losses line in the Consolidated Statement of Income.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;
•	default or delinquency in interest or principal payments;
•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, except for credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result, no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit-Impaired (PCI) loans.

Purchased performing loans follow the same accounting as originated performing loans and are reflected in Stage 1 on the date of the acquisition. They will be subject to a 12-month allowance for credit losses which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into interest income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Modification of financial instruments in the context of interest rate benchmark reform – Phase 2 amendments

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost is changed as a result of interest rate benchmark reform (IBOR reform), the Bank updates the effective interest rate of the financial asset or financial liability similar to a floating rate financial instrument and does not derecognize or adjust the carrying amount (the practical expedient). The practical expedient is applied only when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank sequentially updates the effective interest first to reflect the change required by IBOR reform and then applies its policies on modification or derecognition of financial assets and financial liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprise cash, cash equivalents, demand deposits with banks and other financial institutions, and highly liquid investments that are readily convertible to cash, subject to an insignificant risk of changes in value. These investments are those with less than three months maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in value are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) require the purchase of securities by the Bank from a counterparty with an agreement entered to resell the securities at a fixed price at a future date. Since the Bank is reselling the securities at a fixed price at a future date, the risks and rewards have not been transferred to the Bank. The Bank has the right to liquidate the securities purchased in the event of counterparty default.

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Consolidated Financial Statements

Whereas securities sold under agreements to repurchase (repurchase agreements) require the sale of securities by the Bank to a counterparty with an agreement entered simultaneously to purchase the securities back at a fixed price at a future date. Since the Bank is purchasing the securities back at a fixed price at a future date, the risks and rewards have not been transferred from the Bank. The counterparty has the right to use the collateral pledged by the Bank in the event of default.

These agreements are treated as collateralized financing arrangements and are initially recognized at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or more than, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related interest income and interest expense are recorded on an accrual basis using the effective interest rate in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in the Consolidated Statement of Income.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. For cash collateral advanced or received, the Bank presents these transactions as securities sold under a repurchase agreement or securities purchased under a reverse repurchase agreement, respectively. Interest income on cash collateral paid and interest expense on cash collateral received together with securities lending income and securities borrowing fee are reported in the Consolidated Statement of Income.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative instruments

Derivative instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodity prices, equity prices or other financial variables. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account.

Derivatives embedded in other financial liabilities or host contracts are treated as separate stand-alone derivatives when the following conditions are met:

•	their economic characteristics and risks are not closely related to those of the host contract;
•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on the Consolidated Statement of Financial Position on a combined basis with the host contracts. Changes in fair value of embedded derivatives that are separated from the host contract are recognized in non-interest income in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. Also, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 Financial Instruments: Disclosures.

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used, and the method used to assess the effectiveness of the hedge.

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The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment). In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the IBOR reform, the Bank will assume that the benchmark interest rate is not altered as a result of the IBOR reform. In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the IBOR reform falls outside of the 80-125% range solely as a result of the IBOR reform, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.

Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income. When the basis for determining the contractual cash flows of existing hedge relationships changes as a result of the IBOR reform, the Bank updates the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of the IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by the IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as the Bank reasonably expects that the alternative benchmark rate will become separately identifiable within a 24-month period from its first designation.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. For hedges that are discontinued, the hedged item is no longer adjusted for changes in fair value. The cumulative fair value adjustment of the hedged item is amortized to interest income over its remaining term to maturity or written off to non-interest income directly if the hedged item ceases to exist. The Bank uses fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include debt securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps and cross-currency interest rate swaps.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item are recognized in income. For hedges that are discontinued, the cumulative unrealized gain or loss recognized in other comprehensive income is reclassified to interest income and/or salaries and employee benefits as the variability in the cash flows of hedged item affects income. However, if the hedged item is derecognized or the forecasted transaction is no longer expected to occur, the unrealized gain or loss is reclassified immediately to non-interest income and/or salaries and employee benefits. The Bank uses cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues and expenses. Hedged items include debt securities, loans, deposit liabilities, subordinated debentures and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps, foreign currency forwards and foreign currency assets or liabilities.

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the IBOR Reform, it is assumed that the benchmark interest rate will not be altered as a result of the IBOR Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – up to 40 years, building fittings – up to 15 years, equipment 3 to 10 years, and leasehold improvements – lease term determined by the Bank. Depreciation expense is included in the Consolidated Statement of Income under non-interest expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

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Consolidated Financial Statements

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of a business. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a financial liability is recognized based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

•

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

•	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
•	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
•	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis. The recoverable amount is the greater of fair value less costs of disposal and value in use (“VIU”). If either fair value less costs of disposal or VIU exceeds the carrying amount, there is no need to determine the other. VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating cash flow projections, discount rate and terminal growth rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macro-economic conditions, forecasted earnings and business strategy for the CGU. The discount rate is based on the cost of capital while the terminal growth rate is based on the long-term growth expectations in the relevant countries.

The fair value less cost of disposal is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less cost of disposal, at the measurement date. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, initial measurement includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are only tested for impairment when events or circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of

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impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When the Bank is a lessee it recognizes a right-of-use (“ROU”) asset and a lease liability except for short-term leases for assets that have a lease term of 12 months or less and leases of low value items. For short-term leases and low value items the Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate that takes into account the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in Interest expense – Other in the Consolidated Statement of Income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in Property and equipment and lease liabilities in Other liabilities in the Consolidated Statement of Financial Position.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment considers the following criteria: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

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The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business, primarily property and casualty, are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income), past service cost (credit), settlement gain (loss) and administrative expense are recognized in net income. Net interest expense (income) is calculated by applying the discount rate to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets in excess of or less than the interest income on the fair value of assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Other Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similarly to defined benefit pension plans and other post-retirement benefit plans described above, except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The costs of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or financial liability. The calculation takes into account all the

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contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense are recorded in non-interest income – trading revenues.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as FVOCI, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are deferred and amortized in interest income over the term of the loan where the yield the Bank retains is less than that of the comparable lenders in the syndicate.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the interest income on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized in non-interest income.

Fee and commission revenues

Revenue is recognized once the Bank’s customer has obtained control of the service. The transfer of control occurs when the Bank’s customer has the ability to direct the use of and obtain the benefits of the banking services and the contractual performance obligation to the customer has been satisfied. The Bank records revenue gross of expenses where it is the principal in performing a service to the customer and net of expenses where the Bank is an agent for these services. The assessment of principal or agent requires judgement on the basis of whether the Bank controls the services before they are transferred to the customer. From time to time, the Bank may receive variable consideration such as performance fees. These fees are only recognized when it is highly probable that the Bank will not need to reverse a significant amount of revenue.

Card revenues include interchange fees, annual fees and other card related fees. Interchange fees are calculated as a percentage of the transaction and are recognized on the transaction date. Annual fees are recognized in income over 12 months. Other card fees are transaction-based and are recognized on the transaction date.

The Bank operates various loyalty points programs, which allow customers to accumulate points when using the Bank’s products and services. Loyalty point liabilities are subject to periodic remeasurement to reflect the expected cost of redemption. Where the customer has the option to redeem points for statement credits, the cost of the loyalty program is presented net of card fees. Where points can only be redeemed for goods or services, interchange revenue allocated to the loyalty rewards is recognized when the rewards are redeemed. Reward costs are recorded in non-interest expense.

Banking services fees consist of fees earned on personal, business and government deposit activities. Personal deposit-related fees consist of account maintenance and various transaction-based services. Business and government deposit-related fees consist of commercial deposit and treasury management services and other cash management services. These fees are recognized on the transaction date or over time as services are provided to the customer.

Credit fees include fees earned for providing letters of credit and guarantee, loan commitments, bankers’ acceptances, and for arranging loan syndications. These fees are recognized on the transaction date or over time as services are provided based on contractual agreements with the customer.

Mutual funds fees include management and administration fees which are earned in the Bank’s wealth management business. These fees are calculated as a percentage of the fund’s net asset value and recognized as the service is provided. From time to time, the Bank may also recognize performance fees from some funds. These fees are only recognized to the extent that it is highly probable that a significant reversal of revenue will not occur.

Brokerage fees relate to fees earned for providing full-service and discount brokerage services to clients. These fees are contractually agreed and can be asset-based or linked to individual transactions. Such fees are recognized as the service is provided to clients or on the trade date.

Investment management and trust fees include administration, trust services and other investment services provided to clients. These fees are contractually agreed upon and can be linked to portfolio values or individual transactions. Such fees are recognized as the service is provided to clients to the extent that it is highly probable that a significant reversal of revenue will not occur.

Underwriting and other advisory fees relate to fees earned for services provided to clients in relation to the placement of debt and equities. Such fees also include services to clients for mergers, acquisitions, financial restructurings and other corporate finance activities. These fees are recognized when the service has been performed and/or contractual milestones are completed. Performance and completion fees are variable consideration and generally contingent on the successful completion of a transaction.

Other fees and commissions include commissions earned on the sale of third party insurance products to the Bank’s customers. Such fees and commissions are recognized when the performance obligation is completed.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized when the Bank’s right to receive payment is established, which is on the ex-dividend date for listed equity securities.

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Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

For plain vanilla options and stock appreciation rights, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

Dividends on shares

Dividends on common and preferred shares and other equity instruments are recognized as a liability and deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Given the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract. On occurrence of contingencies as specified in the Non-Viability Contingent Capital (NVCC) instruments, the number of additional common shares associated with the NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital notes, NVCC limited recourse capital notes and NVCC preferred shares is based on an automatic conversion formula as set out in the respective prospectus supplements.

4	Interest Rate Benchmark Reform

Overview

The publication of the overnight and 12-month U.S. Dollar London Interbank Offered Rate (USD LIBOR) tenors has ceased, and the one-month, three-month and six-month USD LIBOR tenors became non-representative as of June 30, 2023. These non-representative tenors will be published on a synthetic basis until September 30, 2024, to allow market participants to use such rates in legacy contracts. The Bank has successfully transitioned all of its USD LIBOR contracts to alternative risk-free rates either through amendments in advance of June 30, 2023, or reliance through fallback provisions.

As previously announced by Refinitiv Benchmark Services (UK) Limited, one-month, two-month, and three-month Canadian Dollar Offered Rate (CDOR) tenors will continue to be published until June 28, 2024 (the cessation date). OSFI expects FRFIs to transition CDOR-linked transactions to Canadian Overnight Repo Rate Average (CORRA) before the cessation date.

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CanDeal Benchmark Solutions and TMX Datalinx have launched the one-month and three-month Term CORRA benchmark on September 5, 2023. The Canadian Alternative Reference Rate working group (CARR) has announced that after November 1, 2023, all new loan contracts must reference only Overnight CORRA, Term CORRA, or Prime Rate instead of CDOR or a bankers’ acceptance rate.

The move from CDOR to CORRA carries certain transition and market risks. These risks, such as increased volatility, lack of liquidity and slow adoption of industry recommended fallbacks, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing alternative reference rates as noted above and conduct with clients and counterparties.

The Bank’s Transition Plan aligns with the CDOR transition roadmap and milestones published by CARR. After June 30, 2023, all new derivatives and securities transactions of the Bank must reference CORRA benchmarks with permissible exceptions. With the cessation of CDOR, Bankers Acceptance (BA) based loan facilities will be transitioned to alternative rates such as CORRA or Prime. BA securities, which are produced as a result of BA-based loan facilities, will no longer be issued after the cessation of CDOR and will be replaced by other short-term money market instruments.

The focus of the Transition Program is to address risks by identifying the exposures and contracts referencing CDOR, evaluating the existing contract language in the event CDOR ceases to be published or available, developing the capabilities to issue and trade products referencing CORRA and communicating with clients and counterparties regarding industry developments pertaining to CDOR cessation. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee and annually to the Risk Committee of the Board of Directors regarding the status of transition plans for migrating the Bank’s CDOR-linked products to CORRA and upgrading systems and processes. Additionally, the Bank provides regular updates on its CDOR transition to OSFI.

Non-derivative financial assets and financial liabilities

The following table reflects the Bank’s CDOR (one-month, two-month and three-month) exposure to non-derivative financial assets and financial liabilities as at October 31, 2023, that has yet to transition to CORRA. These exposures could remain outstanding until CDOR ceases and will therefore transition in the future.

	Carrying Amount
($ millions)	As at October 31, 2023	As at October 31, 2022
	CDOR Maturing after June 28, 2024	CDOR Maturing after June 28, 2024
Non-derivative financial assets(1)	$45,512	$24,146
Non-derivative financial liabilities(2)	40,644	24,256

(1)

Non derivative financial assets include carrying amounts of debt securities, loans and customer’s liability under acceptances (debt securities, loans and customer’s liability under acceptances measured at amortized cost are gross of allowance for credit losses).

(2)	Non-derivative financial liabilities include carrying amounts of deposits, acceptances, obligations related to securities sold short, subordinated debentures and other liabilities.

Derivatives and undrawn commitments

The following table reflects the Bank’s CDOR (one-month, two-month and three-month) exposure to derivatives and undrawn commitments as at October 31, 2023, that has yet to transition to CORRA. These exposures could remain outstanding until CDOR ceases and will therefore transition in the future.

	Notional Amount
($ millions)	As at October 31, 2023	As at October 31, 2022
	CDOR Maturing after June 28, 2024	CDOR Maturing after June 28, 2024
Derivatives
Single currency interest rate swaps(1)	$1,264,325	$1,025,373
Cross currency interest rate swaps(1)	122,729	122,718
Other(2)	23,811	3,574
Undrawn commitments	22,265	4,787

(1)

For single currency and/or cross currency interest rate swaps, where both legs are referencing rates directly impacted by the interest rate benchmark reform, the relevant notional amount for both legs are included to reflect the risks relating to the reform for each rate.

(2)	Other derivatives include futures, total return swaps and options.

Hedging derivatives

The following table reflects the Bank’s CDOR (one-month, two-month and three-month) exposure to hedging derivatives as at October 31, 2023, that has yet to transition to CORRA. These exposures will remain outstanding until CDOR ceases and will therefore transition in the future.

($ millions)	As at October 31, 2023	As at October 31, 2022
	CDOR Maturing after June 28, 2024(1)	CDOR Maturing after June 28, 2024(1)
Hedging derivatives(2)	$114,113	$109,253

(1)

For single currency interest rate swaps, where both legs are referencing rates directly impacted by the interest rate benchmark reform, the relevant notional amount for both legs are included to reflect the risks relating to the reform for each rate.

(2)	For cross currency swaps where a CAD float leg is inserted to create two separate hedging instruments, the relevant notional amount for both instruments are included in the table.

5	Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

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Effective November 1, 2023

Insurance Contracts

The International Accounting Standards Board issued IFRS 17 Insurance Contracts to replace IFRS 4 Insurance Contracts. IFRS 17 provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts, and is effective for the Bank on November 1, 2023. The standard is to be applied on a full retrospective basis unless impractical, where either the modified retrospective or fair value method may be used.

The Bank assessed the data and assumptions required to apply IFRS 17 and determined that the full retrospective approach could be applied for its short duration contracts and the fair value approach was required for its longer duration contracts. Short duration contracts apply the premium allocation approach which requires that the expected premium is recognized into income over the coverage period and a liability is established to the extent that cash inflows are received earlier than the recognition of premiums into insurance revenue. For long duration contracts, the adoption of IFRS 17 will result in recognition of probability-weighted fulfilment cashflows and a risk adjustment for non-financial risk for groups of contracts. To the extent that those groups of contracts are expected to be profitable, a contractual service margin liability is recognized on the Consolidated Statement of Financial Position which represents unearned profits that will be recognized in the Consolidated Statement of Income in the future over the life of the contract. Insurance revenue is earned over the period of expected claims, risk is released as coverage is provided. For all insurance contracts, losses on onerous contracts are recognized in income immediately.

IFRS 17 is effective for the Bank on November 1, 2023, and the Bank plans to adopt the standard by restating the comparative year results from the transition date of November 1, 2022. The expected impact of applying IFRS 17 to opening retained earnings as of transition date is not expected to be material.

6	Cash and Deposits with Financial Institutions

As at October 31 ($ millions)	2023		2022
Cash and non-interest-bearing deposits with financial institutions	$10,173		$11,065
Interest-bearing deposits with financial institutions	80,139		54,830
Total	$90,312	(1)	$65,895	(1)

(1)	Net of allowances of $7 (2022 – $4).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,758 million (2022 – $5,958 million) and are included above.

7	Fair Value of Financial Instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Independent Price Verification (IPV) is undertaken to assess the accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains a list of approved pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, exchanges and pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed to determine the market presence and reliability of market levels.

Quoted prices are not always available for over-the-counter (OTC) transactions as well as for transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 174.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans are comprised of loans for market making, loans that serve as hedges to total return swaps, and purchased mortgages pooled for securitization. Trading loans for market making or that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services. Purchased mortgages that are held prior to securitization are valued using inputs observed from the MBS market.

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Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on unadjusted quoted prices in active markets, where available. Where quoted prices in active markets are not available, the fair value is determined by utilizing recent transaction prices, reliable broker quotes, or pricing services, which derive fair values using only observable valuation inputs, which are significant to the fair values.

For securities for which quoted prices are not available, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors that are observable inputs such as credit spread and contracted features.

Corporate and other debt

Corporate and other debt securities are valued using unadjusted quoted prices from independent market data providers or third-party broker quotes from an active market. Where direct prices from active markets are not available, the valuation is performed with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread, and interest rate curves. These inputs are verified through an IPV process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the significant inputs used to price such instruments.

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using broker quotes and independent market data providers. In limited circumstances, an internal price-based model may be used with the unobservable inputs that are significant to the fair value.

Equity securities

The fair value of equity securities is based on unadjusted quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

For private equity securities, where quoted prices in active markets are not readily available, the fair value is determined as a multiple of the underlying earnings or percentage of underlying net asset value obtained from third-party general partner statements.

Derivatives

Fair values of exchange-traded derivatives are based on unadjusted quoted market prices from an active market. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account observable valuation inputs such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot, forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs, such as volatility, correlation, and forward curves, may include long dated contracts (interest rate swaps, currency swaps, option contracts, commodity contracts and certain credit default swaps) and other derivative products that reference a basket of assets.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and creditworthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

•

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

•

For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio.

•

For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.

•	For all floating rate loans fair value is assumed to equal book value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal book value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

For structured notes containing embedded features that are bifurcated from plain vanilla notes, the fair value of the embedded derivatives is determined using option pricing models with observable inputs similar to other interest rate or equity derivative contracts.

Certain deposits that are designated at FVTPL are structured notes. Their coupon or repayment terms can be linked to the performance of market parameters such as interest rates, equities, and foreign currencies. The fair value of these structured notes is determined using models which

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incorporate observable market inputs, such as interest rate curves, equity prices, equity volatility and foreign exchange rates. Some structured notes may have significant unobservable inputs to model valuation such as interest rate volatility and equity correlation.

Obligations related to securities sold short

The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks. The fair values of other liabilities are determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term or market prices for instruments with similar terms and risks.

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2023		2022
As at October 31 ($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$90,312	$90,312	$65,895	$65,895
Trading assets	117,868	117,868	113,154	113,154
Securities purchased under resale agreements and securities borrowed	199,325	199,325	175,313	175,313
Derivative financial instruments	51,340	51,340	55,699	55,699
Investment securities – FVOCI and FVTPL	86,253	86,253	86,398	86,398
Investment securities – Amortized cost	29,816	31,984	22,443	23,610
Loans	736,366	750,911	729,149	744,987
Customers’ liability under acceptances	18,628	18,628	19,494	19,494
Other financial assets	26,677	26,677	27,394	27,394
Liabilities:
Deposits	942,112	952,333	904,033	916,181
Financial instruments designated at fair value through profit or loss	26,779	26,779	22,421	22,421
Acceptances	18,718	18,718	19,525	19,525
Obligations related to securities sold short	36,403	36,403	40,449	40,449
Derivative financial instruments	58,660	58,660	65,900	65,900
Obligations related to securities sold under repurchase agreements and securities lent	160,007	160,007	139,025	139,025
Subordinated debentures	9,358	9,693	8,038	8,469
Other financial liabilities	49,276	51,215	45,723	46,682

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Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For FVOCI investment securities, derivatives and financial instruments measured at FVTPL or designated as fair value through profit or loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2023				2022
As at October 31 ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$937	$–	$937	$–	$543	$–	$543
Trading assets
Loans	–	7,540	4	7,544	–	7,811	–	7,811
Canadian federal government and government guaranteed debt	13,766	3,603	–	17,369	10,139	4,595	–	14,734
Canadian provincial and municipal debt	5,299	4,154	–	9,453	4,299	5,978	–	10,277
U.S. treasury and other U.S. agencies’ debt	11,218	–	–	11,218	11,957	–	–	11,957
Other foreign governments’ debt	19	10,626	–	10,645	15	8,287	–	8,302
Corporate and other debt	3,431	7,748	–	11,179	2,367	8,976	1	11,344
Equity securities	47,665	67	16	47,748	46,698	224	11	46,933
Other	–	2,712	–	2,712	–	1,796	–	1,796
	$81,398	$36,450	$20	$117,868	$75,475	$37,667	$12	$113,154
Investment securities(2)
Canadian federal government and government guaranteed debt	$7,674	$4,713	$–	$12,387	$4,947	$6,055	$–	$11,002
Canadian provincial and municipal debt	3,695	3,451	–	7,146	2,029	3,400	–	5,429
U.S. treasury and other U.S. agencies’ debt	25,058	3,640	–	28,698	32,412	2,824	–	35,236
Other foreign governments’ debt	2,527	28,891	–	31,418	3,217	24,487	–	27,704
Corporate and other debt	–	2,512	40	2,552	40	1,874	48	1,962
Equity securities	2,010	333	1,709	4,052	3,210	215	1,640	5,065
	$40,964	$43,540	$1,749	$86,253	$45,855	$38,855	$1,688	$86,398
Derivative financial instruments
Interest rate contracts	$–	$15,942	$–	$15,942	$–	$15,193	$17	$15,210
Foreign exchange and gold contracts	–	29,465	2	29,467	–	32,223	–	32,223
Equity contracts	54	3,066	27	3,147	332	2,209	20	2,561
Credit contracts	–	342	2	344	–	780	–	780
Commodity contracts	–	2,430	10	2,440	–	4,912	13	4,925
	$54	$51,245	$41	$51,340	$332	$55,317	$50	$55,699
Liabilities:
Deposits(3)	$–	$(95)	$–	$(95)	$–	$15	$–	$15
Financial liabilities designated at fair value through profit or loss	–	26,779	–	26,779	–	22,421	–	22,421
Obligations related to securities sold short	29,921	6,482	–	36,403	35,059	5,387	3	40,449

Derivative financial instruments
Interest rate contracts	–	25,079	2	25,081	–	22,842	12	22,854
Foreign exchange and gold contracts	–	28,013	–	28,013	–	35,634	–	35,634
Equity contracts	135	3,106	17	3,258	636	3,063	21	3,720
Credit contracts	–	27	1	28	–	25	–	25
Commodity contracts	–	2,274	6	2,280	–	3,660	7	3,667
	$135	$58,499	$26	$58,660	$636	$65,224	$40	$65,900

Instruments not carried at fair value(4):
Assets:
Investment securities – amortized cost	$1,627	$28,189	$–	$29,816	$2,086	$20,357	$–	$22,443
Loans(5)	–	–	415,738	415,738	–	–	407,267	407,267

Liabilities:
Deposits(5)	–	425,251	–	425,251	–	365,134	–	365,134
Subordinated debentures	–	9,358	–	9,358	–	8,038	–	8,038
Other liabilities	–	24,651	–	24,651	–	23,679	330	24,009

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $31,984 (October 31, 2022 – $23,610).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.
(4)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(5)	Represents fixed rate instruments.

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Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at October 31, 2023, in the fair value hierarchy comprised of loans, structured corporate bonds, equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2023.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2023
($ millions)	Fair value November 1 2022	Gains/(losses) recorded in income	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2023	Change in unrealized gains/(losses) recorded in income for instruments still held(1)
Trading assets
Loans	$–	$–	$–	$5	$–	$(1)	$4	$–
Corporate and other debt	1	–	–	–	–	(1)	–	–
Equity securities	11	–	–	3	(33)	35	16	–
	12	–	–	8	(33)	33	20	–

Investment securities
Corporate and other debt	48	(3)	3	–	(8)	–	40	(3)
Equity securities	1,640	59	13	233	(135)	(101)	1,709	61
	1,688	56	16	233	(143)	(101)	1,749	58

Derivative financial instruments – assets
Interest rate contracts	17	(2)	–	3	(6)	(12)	–	(2)
Foreign exchange and gold contracts	–	–	–	2	–	–	2	–
Equity contracts	20	(3)	–	6	(1)	5	27	(2	)(2)
Credit contracts	–	(2)	–	4	–	–	2	(2)
Commodity contracts	13	(3)	–	–	–	–	10	(3)

Derivative financial instruments – liabilities
Interest rate contracts	(12)	–	–	(2)	3	9	(2)	–
Equity contracts	(21)	(3)	–	(18)	3	22	(17)	(3	)(2)
Credit contracts	–	1	–	(2)	–	–	(1)	1
Commodity contracts	(7)	1	–	–	–	–	(6)	1
	10	(11)	–	(7)	(1)	24	15	(10)
Obligations related to securities sold short	(3)	–	–	–	3	–	–	–
Total	$1,707	$45	$16	$234	$(174)	$(44)	$1,784	$48

(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2022.

	As at October 31, 2022
($ millions)	Fair value November 1 2021	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2022
Trading assets	$41	$(2)	$–	$3	$(32)	$2	$12
Investment securities	1,348	282	(1)	363	(231)	(73)	1,688
Derivative financial instruments	1	(8)	–	4	–	13	10
Financial liabilities designated at fair value through profit or loss	(139)	23	–	(22)	12	126	–
Obligations related to securities sold short	–	–	–	(2)	3	(4)	(3)

(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability becomes available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The following significant transfers made between Levels 1 and 2 were based on whether the fair value was determined using quoted market prices from an active market.

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Consolidated Financial Statements

During the year-ended October 31, 2023:

•	Trading assets of $1,413 million, investment securities of $1,204 million and obligations related to securities sold short of $114 million were transferred out of Level 2 into Level 1.
•	Trading assets of $758 million, investment securities of $752 million and obligations related to securities sold short of $169 million were transferred out of Level 1 into Level 2.

During the year-ended October 31, 2022:

•	Trading assets of $705 million, investment securities of $401 million and obligations related to securities sold short of $40 million were transferred out of Level 2 into Level 1.
•	Trading assets of $2,099 million, investment securities of $491 million and obligations related to securities sold short of $867 million were transferred out of Level 1 into Level 2.

The following significant transfers made between Levels 2 and 3 were based on whether the fair value was determined using significant unobservable inputs.

During the year-ended October 31, 2023:

•	Investment in equity securities of $101 million were transferred out of Level 3 into Level 2.

During the year-ended October 31, 2022:

•	Investments in other foreign governments’ debt of $77 million and financial liabilities designated at fair value through profit or loss of $126 million were transferred out of Level 3 into Level 2.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)

Investment securities

Private equity securities(2)	Market comparable	General Partner valuations

		per net asset value	95% - 97%

		Price earnings (P/E) multiples	3% - 5%	(65)/65

Derivative financial instruments

Interest rate contracts	Option pricing	Interest rate		–
	model	volatility	42% - 263%

Equity contracts	Option pricing	Equity volatility	2% - 89%
	model	Correlation	(13%) - 96%	(5)/5

Commodity contracts	Discounted cash flow	Forward curves	6% - 15%	(5)/5

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)

The valuation of private equity securities utilizes net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

General Partner (GP) Valuations per Net Asset Value

Net asset values provided by GPs represent the fair value of investments in private equity securities.

P/E multiples

P/E multiples are used to calculate private equity securities valuation, which is determined based on comparable companies. Higher multiples equate to higher fair values.

Correlation

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility

Volatility for equity derivatives is a measure of the underlying price fluctuation. Interest rate volatility measures variability of a security yield or interest rate. Historic volatility is often calculated as the annualized standard deviation of daily price or yield variation for a given time period. Implied volatility is such that, when input into an option pricing model, returns a value equal to the current market value of the option.

Forward curves

Monthly forward curves for commodity contracts are required inputs to valuation. A portion of the forward curves are unobservable.

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Consolidated Financial Statements

8	Trading Assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2023 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$1,736	$3,236	$8,216	$2,308	$1,873	$–	$17,369
Canadian provincial and municipal debt	1,938	1,376	1,379	1,128	3,632	–	9,453
U.S. treasury and other U.S. agency debt	1,337	4,392	2,873	1,973	643	–	11,218
Other foreign government debt	3,437	3,908	2,593	549	158	–	10,645
Common shares	–	–	–	–	–	47,625	47,625
Other	274	919	6,697	2,527	762	123	11,302
Total	$8,722	$13,831	$21,758	$8,485	$7,068	$47,748	$107,612
Total by currency (in Canadian equivalent):
Canadian dollar	$3,784	$5,178	$11,924	$4,347	$6,021	$30,154	$61,408
U.S. dollar	1,709	4,568	6,766	3,404	890	12,001	29,338
Mexican peso	591	2,097	2,031	134	18	32	4,903
Other currencies	2,638	1,988	1,037	600	139	5,561	11,963
Total trading securities	$8,722	$13,831	$21,758	$8,485	$7,068	$47,748	$107,612

As at October 31, 2022 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government issued or guaranteed debt	$1,072	$2,581	$7,089	$1,934	$2,057	$1	$14,734
Canadian provincial and municipal debt	1,906	1,839	948	1,256	4,328	–	10,277
U.S. treasury and other U.S. agency debt	1,216	5,224	3,277	2,000	240	–	11,957
Other foreign government debt	2,610	1,643	3,545	356	148	–	8,302
Common shares	–	–	–	–	–	46,753	46,753
Other	540	1,620	5,415	2,706	1,064	179	11,524
Total	$7,344	$12,907	$20,274	$8,252	$7,837	$46,933	$103,547
Total by currency (in Canadian equivalent):
Canadian dollar	$3,274	$5,206	$10,243	$4,336	$6,859	$27,961	$57,879
U.S. dollar	1,304	5,694	6,448	3,550	836	12,347	30,179
Mexican peso	411	1,094	2,891	77	64	120	4,657
Other currencies	2,355	913	692	289	78	6,505	10,832
Total trading securities	$7,344	$12,907	$20,274	$8,252	$7,837	$46,933	$103,547

(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2023	2022
Trading loans(1)(2)
U.S.(3)	$5,844	$6,489
Europe(4)	601	708
Canada(4)	1,068	512
Other(4)	31	102
Total	$7,544	$7,811

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are primarily denominated in U.S. dollars.
(3)

Includes trading loans that serve as a hedge to loan-based credit total return swaps of $5,756 (2022 – $6,414), while the remaining relates to short-term precious metals trading and lending activities.

(4)	These loans are primarily related to short-term precious metals trading and lending activities.

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Consolidated Financial Statements

9	Financial Instruments Designated at Fair Value Through Profit or Loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.

The following table presents the fair value of financial liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1) Gains/(Losses)		Cumulative change in FV(2) Gains/(Losses)
	As at		For the year ended
October 31 ($ millions)	2023	2022	2023	2022	2023	2022
Liabilities
Senior note liabilities(3)	$26,779	$22,421	$762	$8,600	$8,655	$7,893

(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	Carrying Value	Difference between contractual maturity amount and carrying value	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk(1) Gains/(Losses)
As at October 31, 2023	$35,434	$26,779	$8,655	$(1,338)	$(109)
As at October 31, 2022	$30,314	$22,421	$7,893	$1,958	$1,229

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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10	Derivative Financial Instruments

(a)	Notional amounts(1)

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2023			2022
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$445,831	$–	$445,831	$205,283	$–	$205,283
Options purchased	12,829	–	12,829	–	–	–
Options written	11,787	–	11,787	–	–	–
	470,447	–	470,447	205,283	–	205,283
Over-the-counter:
Forward rate agreements	–	–	–	305	–	305
Swaps	383,961	40,250	424,211	365,945	30,871	396,816
Options purchased	42,320	–	42,320	39,321	–	39,321
Options written	50,717	–	50,717	44,567	–	44,567
	476,998	40,250	517,248	450,138	30,871	481,009
Over-the-counter (settled through central counterparties):
Forward rate agreements	92,773	–	92,773	132,691	–	132,691
Swaps	5,057,948	219,390	5,277,338	5,061,950	255,932	5,317,882
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	5,150,721	219,390	5,370,111	5,194,641	255,932	5,450,573
Total	$6,098,166	$259,640	$6,357,806	$5,850,062	$286,803	$6,136,865
Foreign exchange and gold contracts
Exchange-traded:
Futures	$21,336	$–	$21,336	$14,880	$–	$14,880
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	21,336	–	21,336	14,880	–	14,880
Over-the-counter:
Spot and forwards	448,449	23,364	471,813	433,314	38,737	472,051
Swaps	722,095	139,184	861,279	576,564	118,890	695,454
Options purchased	33,155	–	33,155	25,783	–	25,783
Options written	37,292	–	37,292	26,716	–	26,716
	1,240,991	162,548	1,403,539	1,062,377	157,627	1,220,004
Over-the-counter (settled through central counterparties):
Spot and forwards	16,011	–	16,011	15,662	–	15,662
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	16,011	–	16,011	15,662	–	15,662
Total	$1,278,338	$162,548	$1,440,886	$1,092,919	$157,627	$1,250,546
Other derivative contracts
Exchange-traded:
Equity	$54,880	$–	$54,880	$56,472	$–	$56,472
Credit	–	–	–	–	–	–
Commodity and other contracts	31,321	–	31,321	30,441	–	30,441
	86,201	–	86,201	86,913	–	86,913
Over-the-counter:
Equity	72,005	818	72,823	62,617	873	63,490
Credit	18,408	–	18,408	19,957	–	19,957
Commodity and other contracts	28,912	–	28,912	31,959	–	31,959
	119,325	818	120,143	114,533	873	115,406
Over-the-counter (settled through central counterparties):
Equity	–	–	–	–	–	–
Credit	9,553	–	9,553	7,077	–	7,077
Commodity and other contracts	150	–	150	388	–	388
	9,703	–	9,703	7,465	–	7,465
Total	$215,229	$818	$216,047	$208,911	$873	$209,784
Total notional amounts outstanding	$7,591,733	$423,006	$8,014,739	$7,151,892	$445,303	$7,597,195

(1)	The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged.

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Consolidated Financial Statements

(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2023 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$316,054	$129,359	$418	$445,831
Forward rate agreements	91,900	873	–	92,773
Swaps	1,887,305	2,452,721	1,361,523	5,701,549
Options purchased	32,854	19,765	2,530	55,149
Options written	30,878	19,808	11,818	62,504
	2,358,991	2,622,526	1,376,289	6,357,806
Foreign exchange and gold contracts
Futures	14,793	6,512	31	21,336
Spot and forwards	447,100	32,459	8,265	487,824
Swaps	204,224	439,600	217,455	861,279
Options purchased	23,978	8,480	697	33,155
Options written	28,148	8,392	752	37,292
	718,243	495,443	227,200	1,440,886
Other derivative contracts
Equity	94,113	33,062	528	127,703
Credit	13,824	7,485	6,652	27,961
Commodity and other contracts	39,421	20,372	590	60,383
	147,358	60,919	7,770	216,047
Total	$3,224,592	$3,178,888	$1,611,259	$8,014,739

As at October 31, 2022 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$144,488	$60,795	$–	$205,283
Forward rate agreements	109,569	23,122	305	132,996
Swaps	2,458,160	2,142,509	1,114,029	5,714,698
Options purchased	16,599	19,841	2,881	39,321
Options written	13,897	18,045	12,625	44,567
	2,742,713	2,264,312	1,129,840	6,136,865
Foreign exchange and gold contracts
Futures	7,334	7,342	204	14,880
Spot and forwards	452,733	27,323	7,657	487,713
Swaps	175,690	331,270	188,494	695,454
Options purchased	18,916	6,514	353	25,783
Options written	21,698	4,675	343	26,716
	676,371	377,124	197,051	1,250,546
Other derivative contracts
Equity	78,998	40,414	550	119,962
Credit	17,124	6,602	3,308	27,034
Commodity and other contracts	42,464	20,027	297	62,788
	138,586	67,043	4,155	209,784
Total	$3,557,670	$2,708,479	$1,331,046	$7,597,195

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives generally present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2023. To control credit risk associated with derivatives, the Bank uses similar credit risk management activities and procedures to the approaches used in the lending business in assessing and adjudicating exposure. The Bank utilizes a risk metric, potential future exposure (PFE) for derivatives, to measure utilization

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against established credit limits to the counterparty. PFE measures the effect that changes in the market have on derivative exposures throughout the lifetime of the counterparties’ trades. Additionally, PFE considers risk mitigants such as netting and collateralization. PFE limits and utilization for derivatives counterparties are authorized and monitored by the Bank’s risk management unit.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 85 of the 2023 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, and bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts. CRA takes into account master netting or collateral arrangements that have been made1. CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the exposure at default (EAD) prescribed in the Capital Adequacy Requirements (CAR) Guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The risk-weighted asset is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2023				2022
	Revised Basel III(1)				Basel III
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk- Weighted Assets	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk- Weighted Assets
Interest rate contracts
Futures	$445,831	$–	$17	$1	$205,283	$–	$10	$–
Forward rate agreements	92,773	128	59	39	132,996	311	93	55
Swaps	5,701,549	4,678	8,322	611	5,714,698	4,331	7,655	589
Options purchased	55,149	41	164	49	39,321	183	179	50
Options written	62,504	–	16	4	44,567	–	7	1
	6,357,806	4,847	8,578	704	6,136,865	4,825	7,944	695
Foreign exchange and gold contracts
Futures	21,336	–	388	8	14,880	–	253	5
Spot and forwards	487,824	1,544	4,458	1,168	487,713	1,784	5,834	1,425
Swaps	861,279	1,289	10,665	1,993	695,454	2,147	10,330	2,273
Options purchased	33,155	410	693	218	25,783	472	638	172
Options written	37,292	–	26	7	26,716	–	16	3
	1,440,886	3,243	16,230	3,394	1,250,546	4,403	17,071	3,878
Other derivative contracts
Equity	127,703	1,102	7,747	1,325	119,962	636	6,534	968
Credit	27,961	130	60	14	27,034	271	415	136
Commodity and other contracts	60,383	1,502	3,402	348	62,788	2,636	9,057	649
	216,047	2,734	11,209	1,687	209,784	3,543	16,006	1,753
Credit Valuation Adjustment	–	–	–	4,703	–	–	–	6,422
Total derivatives	$8,014,739	$10,824	$36,017	$10,488	$7,597,195	$12,771	$41,021	$12,748
Amount settled through central counterparties(3)
Exchange-traded	577,984	–	4,078	93	307,076	–	8,110	175
Over-the-counter	5,395,825	–	4,256	85	5,473,700	–	4,175	83
	$5,973,809	$–	$8,334	$178	$5,780,776	$–	$12,285	$258

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(2)

The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $40,516 (2022 – $42,929) for CRA, and $87,034 (2022 – $84,431) for CEA.

(3)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

[1]	Regulatory haircuts prescribed by the OSFI CAR Guidelines are applied to the collateral balances of the CRA measure.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2023		2023		2022
	Average fair value		Year-end fair value		Year-end fair value(1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$199	$34	$128	$–	$311	$48
Swaps	9,090	9,575	8,844	11,112	8,385	8,300
Options	755	718	1,413	586	1,384	571
	10,044	10,327	10,385	11,698	10,080	8,919
Foreign exchange and gold contracts
Forwards	6,418	6,012	7,319	5,574	8,624	7,128
Swaps	12,129	10,888	12,251	12,663	15,672	16,722
Options	590	560	627	601	795	576
	19,137	17,460	20,197	18,838	25,091	24,426
Other derivative contracts
Equity	2,607	3,125	3,146	3,174	2,560	3,648
Credit	503	26	344	28	780	25
Commodity and other contracts	2,920	2,476	2,440	2,280	4,925	3,667
	6,030	5,627	5,930	5,482	8,265	7,340
Trading derivatives’ market valuation	$35,211	$33,414	$36,512	$36,018	$43,436	$40,685
Hedging
Interest rate contracts
Swaps			$5,557	$13,383	$5,130	$13,935
Foreign exchange and gold contracts
Forwards			224	667	956	1,078
Swaps			9,046	8,508	6,176	10,130
			$9,270	$9,175	$7,132	$11,208
Other derivative contracts
Equity			$1	$84	$1	$72
Hedging derivatives’ market valuation			$14,828	$22,642	$12,263	$25,215
Total derivative financial instruments as per Statement of Financial Position			$51,340	$58,660	$55,699	$65,900
Less: impact of master netting and collateral(2)			40,516	40,516	42,929	42,929
Net derivative financial instruments(2)			$10,824	$18,144	$12,770	$22,971

(1)

The average fair value of trading derivatives’ market valuation for the year ended October 31, 2022 was: favourable $40,673 and unfavourable $39,481. Average fair value amounts are based on the latest 13 month-end balances.

(2)

Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank manages interest rate risk, foreign currency risk and equity risk through hedge accounting transactions.

Interest rate risk

Single-currency interest rate swaps are used to hedge interest rate risk exposure. In fair value hedges of interest rate risk, the interest rate exposure from fixed rate assets and liabilities is converted from fixed to floating rate exposure. In cash flow hedges of interest rate risk, the interest rate exposure from floating rate assets and liabilities is converted from floating to fixed rate exposure. The Bank generally hedges interest rate risk only to the extent of benchmark interest rates.

Foreign currency risk

In fair value hedges, cross-currency swaps and single-currency interest rate swaps are used to manage foreign currency exposure in conjunction with interest rate exposure. Cross-currency interest rate swaps or a combination of cross-currency basis swaps and single-currency interest rate swaps are mainly used to convert a foreign currency fixed rate exposure to a functional currency floating rate exposure. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In cash flow hedges, cross-currency interest rate swaps, single-currency interest rate swaps, foreign currency forwards and foreign currency assets or liabilities are used to manage foreign currency exposure, or a combined foreign currency and interest rate exposure. Cross-currency interest rate swaps are used to offset the foreign currency exposure by exchanging the interest cash flows in one currency to another currency. Single-currency interest rate swaps may be used in conjunction with cross-currency swaps to convert the foreign currency exposure or resulting functional currency exposure from floating to fixed. Foreign currency forwards and foreign currency denominated assets and liabilities are used to offset the exposure arising from highly probable future cash flows, including purchase considerations for business acquisitions and sale proceeds for business divestitures that are denominated in a foreign currency. In hedges of both foreign currency and interest rate exposure, the interest rate risk is generally hedged only to the extent of the benchmark interest rate.

In net investment hedges, the Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage foreign currency exposure. The designated non-derivative liabilities are denominated in the functional currency of the net investment, such that the foreign currency translation impact from the net investment will be offset by the foreign currency impact from the designated liabilities. The foreign currency forward contracts are structured to sell the functional currency of the net investment in return for the Bank’s functional currency.

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Equity risk

Equity risk is created by the Bank’s share-based compensation plans awarded to employees. In cash flow hedges, total return swaps are mainly used to offset the equity exposure by exchanging interest payments for payments based on the returns on the underlying shares.

For all of the risks identified above, the economic relationship and hedge ratio are determined using a qualitative and quantitative assessment. This assessment incorporates comparison of critical terms of the hedged and hedging item, and regression analysis. For regression analysis, a hedging relationship is considered highly effective when all of the following criteria are met: correlation between the variables in the regression is at least 0.8 or greater; slope of the regression is within a 0.8-1.25 range; and confidence level of the slope is at least 95%.The main sources of hedge ineffectiveness include the following:

•	The use of different discount curves to value the hedged item and the hedging derivative in fair value hedges, in order to reflect the reduced credit risk of collateralized derivatives;
•	Differences in key terms such as the underlying reference interest rate tenor, reset/settlement frequency and floating spread between the hedging instruments and the hedged item.

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. However, the Bank has implemented the additional hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”.

The following table summarizes the notional amounts of derivatives and carrying amounts of cash and deposit liabilities designated as hedging instruments.

	2023				2022
	Notional amounts(1)				Notional amounts(1)
	Remaining term to maturity				Remaining term to maturity
As at October 31 ($ millions)	Within one year	One to five years	Over five years	Total	Within one year	One to five years	Over five years	Total
Fair value hedges
Interest rate risk – swaps	$20,101	$85,858	$13,987	$119,946	$35,535	$89,709	$17,588	$142,832
Foreign currency/interest rate risk – swaps	–	–	–	–	–	–	–	–

Cash flow hedges
Interest rate risk – swaps	19,356	78,159	24,809	122,324	18,267	69,933	34,180	122,380
Foreign currency/interest rate risk – swaps	10,921	16,826	8,175	35,922	16,886	17,628	8,527	43,041
Foreign currency risk
Swaps	68,514	102,582	26,521	197,617	47,525	89,863	28,745	166,133
Foreign currency forwards	214	–	–	214	14,699	–	–	14,699
Cash	84	–	–	84	77	–	–	77
Equity risk – total return swaps	307	511	–	818	270	603	–	873

Net investment hedges
Foreign currency risk
Foreign currency forwards	23,150	–	–	23,150	24,038	–	–	24,038
Deposit liabilities	6,402	–	–	6,402	6,289	–	–	6,289
Total	$149,049	$283,936	$73,492	$506,477	$163,586	$267,736	$89,040	$520,362

(1)	Notional amounts relating to derivatives that are hedging multiple risks in both assets and liabilities are included in more than one category.

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Consolidated Financial Statements

The following table shows the average rate or price of significant hedging instruments.

	2023			2022
	Average rate or price(1)			Average rate or price(1)
As at October 31	Fixed interest rate	FX rate	Price	Fixed interest rate	FX rate	Price
Fair value hedges
Interest rate risk – swaps	2.51%	n/a	n/a	1.83%	n/a	n/a

Cash flow hedges
Interest rate risk – swaps	3.09%	n/a	n/a	2.57%	n/a	n/a
Foreign currency/interest rate risk – swaps
CAD-USD	2.15%	1.31	n/a	1.70%	1.30	n/a
Foreign currency risk
Swaps
CAD-USD	n/a	1.32	n/a	n/a	1.27	n/a
CAD-EUR	n/a	1.45	n/a	n/a	1.19	n/a
CAD-GBP	n/a	1.69	n/a	n/a	1.56	n/a
Foreign currency forwards
CAD-USD	n/a	n/a	n/a	n/a	1.29	n/a
Equity price risk – total return swaps	n/a	n/a	$72.25	n/a	n/a	$75.35

Net investment hedges
Foreign currency risk – foreign currency forwards
CAD-USD	n/a	1.34	n/a	n/a	1.29	n/a
MXN-CAD	n/a	14.47	n/a	n/a	16.91	n/a
PEN-CAD	n/a	2.84	n/a	n/a	3.07	n/a

(1)

The average rate or price is calculated in aggregate for all of the Bank’s hedge relationships, including hedges of assets and liabilities. The majority of the Bank’s hedges have a remaining term to maturity of less than 5 years.

For fair value hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2023 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$4,008	$(4,009)	$(155)	$140	$(15)
Investment securities			323	(343)	(20)	$36,367	$(2,380)	$55
Loans			(556)	573	17	83,899	(818)	(1,132)
Deposit liabilities			113	(125)	(12)	(65,444)	3,062	770
Subordinated debentures			(35)	35	–	(6,185)	238	(12)

Foreign currency/interest
rate risk – swaps	–	–	–	–	–
Investment securities			–	–	–	–	–	–
Total	$4,008	$(4,009)	$(155)	$140	$(15)	$48,637	$102	$(319)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2023.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

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	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)				Accumulated amount of fair value hedge adjustment gains/ (losses) on the hedged item(4)
For the year ended October 31, 2022 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/ (losses) on hedged item used to calculate hedge ineffectiveness	Ineffectiveness recorded in non-interest income – other	Carrying amount of the hedged item(3)	Active hedges	Discontinued hedges
Fair value hedges
Interest rate risk – swaps	$4,238	$(4,635)	$1,188	$(1,179)	$9
Investment securities			2,837	(2,811)	26	$31,325	$(2,500)	$54
Loans			2,550	(2,579)	(29)	111,469	(1,552)	(1,926)
Deposit liabilities			(3,998)	4,010	12	(72,004)	3,997	312
Subordinated debentures			(201)	201	–	(5,354)	202	(44)

Foreign currency/interest
rate risk – swaps	–	–	–	–	–
Investment securities			–	–	–	80	–	(1)
Total	$4,238	$(4,635)	$1,188	$(1,179)	$9	$65,516	$147	$(1,605)

(1)	Comprises unrealized gains/losses and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.
(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2022.
(3)

This represents the carrying value on the Consolidated Statement of Financial Position and comprises amortized cost before allowance for credit losses, plus fair value hedge adjustment, except for investment securities which are carried at fair value.

(4)	This represents the accumulated fair value hedge adjustment and is a component of the carrying amount of the hedged item.

For cash flow hedges and net investment hedges, the following table contains information related to items designated as hedging instruments, hedged items and ineffectiveness.

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2023 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$2,690	$(8,217)	$(413)	$(500)	$91
Foreign currency/interest rate risk – swaps	319	(3,818)	(670)	(638)	(15)
Foreign currency risk
Swaps	7,586	(5,847)	5,125	5,130	(1)
Foreign currency forwards	16	(4)	(141)	(133)	(11)
Cash	84	–	(7)	(7)	–
Equity risk – total return swaps	1	(84)	(67)	(67)	–
	10,696	(17,970)	3,827	3,785	64
Net investment hedges
Foreign currency risk
Foreign currency forwards	208	(663)	(1,188)	(1,188)	–
Deposit liabilities	n/a	(6,402)	(91)	(91)	–
	208	(7,065)	(1,279)	(1,279)	–
Total	$10,904	$(25,035)	$2,548	$2,506	$64

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2023.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

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Consolidated Financial Statements

	Carrying amount of the hedging instruments(1)		Hedge Ineffectiveness(2)
For the year ended October 31, 2022 ($ millions)	Assets	Liabilities	Gains/(losses) on hedging instrument used to calculate hedge ineffectiveness	Gains/(losses) on hypothetical derivative used to calculate hedge ineffectiveness(3)	Ineffectiveness recorded in non-interest income – other(4)
Cash flow hedges
Interest rate risk – swaps	$1,977	$(7,683)	$(4,193)	$(4,250)	$11
Foreign currency/interest rate risk – swaps	314	(3,277)	(4,318)	(4,349)	(24)
Foreign currency risk
Swaps	4,777	(8,470)	(2,592)	(2,589)	(5)
Foreign currency forwards	678	(61)	1,162	1,159	2
Cash	72	–	22	22	–
Equity risk – total return swaps	1	(72)	(134)	(134)	–
	7,819	(19,563)	(10,053)	(10,141)	(16)
Net investment hedges
Foreign currency risk
Foreign currency forwards	278	(1,017)	(1,343)	(1,343)	–
Deposit liabilities	n/a	(6,289)	(574)	(574)	–
	278	(7,306)	(1,917)	(1,917)	–
Total	$8,097	$(26,869)	$(11,970)	$(12,058)	$(16)

(1)

Comprises unrealized gains/losses for derivative instruments and are recorded within derivative financial instruments in assets and liabilities, respectively in the Consolidated Statement of Financial Position.

(2)	Includes ineffectiveness related to hedges discontinued during the year ended October 31, 2022.
(3)	For cash flow hedges, hypothetical derivatives having critical terms which match those of the underlying hedged item are used to assess hedge ineffectiveness.
(4)

For cash flow hedges, ineffectiveness is only recognized in the Consolidated Statement of Income when the life-to-date cumulative change in the hedging instrument exceeds the cumulative change in the hypothetical derivative.

For cash flow hedges and net investment hedges, the following table contains information regarding the impacts on the Consolidated Statement of Other Comprehensive Income on a pre-tax basis.

	AOCI gains/ (losses) as at November 1, 2022	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	AOCI gains/ (losses) as at October 31, 2023	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2023
For the year ended October 31, 2023 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(3,458)	$(504)	$482	$(3,480)	$(3,227)	$(253)
Foreign currency/interest rate risk	(1,875)	(655)	523	(2,007)	(2,096)	89
Foreign currency risk	(1,181)	4,989	(4,511)	(703)	(708)	5
Equity risk	(4)	(67)	51	(20)	(29)	9
	(6,518)	3,763	(3,455)	(6,210)	(6,060)	(150)
Net investment hedges
Foreign currency risk	(3,484)	(1,279)	702	(4,061)	(3,966)	(95)
Total	$(10,002)	$2,484	$(2,753)	$(10,271)	$(10,026)	$(245)

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other except for amortization, which is recorded in interest income.

	AOCI gains/ (losses) as at November 1, 2021	Net gains/ (losses) recognized in OCI	Amount reclassified to net income as the hedged item affects net income(1)	AOCI gains/ (losses) as at October 31, 2022	Balance in cash flow hedge reserve/unrealized foreign currency translation account as at October 31, 2022
For the year ended October 31, 2022 ($ millions)					Active hedges	Discontinued hedges
Cash flow hedges
Interest rate risk	$(456)	$(4,204)	$1,202	$(3,458)	$(3,526)	$68
Foreign currency/interest rate risk	(9)	(4,294)	2,428	(1,875)	(2,003)	128
Foreign currency risk	43	(1,405)	181	(1,181)	(1,179)	(2)
Equity risk	61	(134)	69	(4)	(4)	–
	(361)	(10,037)	3,880	(6,518)	(6,712)	194
Net investment hedges
Foreign currency risk	(1,829)	(1,917)	262	(3,484)	(3,387)	(97)
Total	$(2,190)	$(11,954)	$4,142	$(10,002)	$(10,099)	$97

(1)	Amounts reclassified from the cash flow hedge and net investment hedge reserves to net income are recorded in non-interest income-other.

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Consolidated Financial Statements

11	Offsetting Financial Assets and Financial Liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2023 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated Statement of Financial Position
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)(4)	Net amount(3)
Derivative financial instruments	$51,340	$–	$51,340	$(33,899)	$(6,479)	$10,962
Securities purchased under resale agreements and securities borrowed	272,667	(73,342)	199,325	(17,356)	(179,466)	2,503
Total	$324,007	$(73,342)	$250,665	$(51,255)	$(185,945)	$13,465

Types of financial liabilities
Derivative financial instruments	$58,660	$–	$58,660	$(33,899)	$(14,515)	$10,246
Obligations related to securities sold under repurchase agreements and securities lent	233,349	(73,342)	160,007	(17,356)	(140,215)	2,436
Total	$292,009	$(73,342)	$218,667	$(51,255)	$(154,730)	$12,682

As at October 31, 2022 ($ millions)
Types of financial assets	Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments offset in the Consolidated Statement of Financial Position	Net amounts of financial instruments presented in the Consolidated Statement of Financial Position	Related amounts not offset in the Consolidated statement of Financial Position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)(4)
Derivative financial instruments	$55,775	$(76)	$55,699	$(36,519)	$(6,132)	$13,048
Securities purchased under resale agreements and securities borrowed	230,893	(55,580)	175,313	(16,173)	(151,417)	7,723
Total	$286,668	$(55,656)	$231,012	$(52,692)	$(157,549)	$20,771

Types of financial liabilities
Derivative financial instruments	$65,976	$(76)	$65,900	$(36,519)	$(17,484)	$11,897
Obligations related to securities sold under repurchase agreements and securities lent	194,605	(55,580)	139,025	(16,173)	(118,559)	4,293
Total	$260,581	$(55,656)	$204,925	$(52,692)	$(136,043)	$16,190

(1)

Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

(2)

Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.

(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)

Derivative financial instruments assets include cash collateral of $4,511 million (2022 - $4,271 million) and non-cash collateral of $1,968 million (2022 - $1,861 million). Derivative financial instruments liabilities include cash collateral of $13,889 million (2022 - $17,215 million) and non-cash collateral of $626 million (2022 - $269 million).

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Consolidated Financial Statements

12	Investment Securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

As at October 31 ($ millions)	2023	2022
Debt investment securities measured at FVOCI	$82,150	$81,271
Debt investment securities measured at amortized cost	31,984	23,610
Equity investment securities designated at FVOCI	2,164	3,439
Equity investment securities measured at FVTPL	1,888	1,626
Debt investment securities measured at FVTPL	51	62
Total investment securities	$118,237	$110,008

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

	2023				2022
As at October 31 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,794	$6	$413	$12,387	$11,372	$4	$374	$11,002
Canadian provincial and municipal debt	7,680	2	536	7,146	5,860	1	432	5,429
U.S. treasury and other U.S. agency debt	30,741	32	2,075	28,698	37,690	80	2,534	35,236
Other foreign government debt	32,246	91	936	31,401	28,794	27	1,135	27,686
Other debt	2,597	2	81	2,518	1,989	1	72	1,918
Total	$86,058	$133	$4,041	$82,150	$85,705	$113	$4,547	$81,271

(b)	Debt investment securities measured at amortized cost

	2023		2022
As at October 31 ($ millions)	Fair Value	Carrying value(1)	Fair Value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$9,927	$10,211	$8,684	$9,024
U.S. treasury and other U.S. agency debt	17,912	19,788	12,212	13,042
Other foreign government debt	1,860	1,871	1,459	1,470
Corporate debt	117	114	88	74
Total	$29,816	$31,984	$22,443	$23,610

(1)	Balances are net of allowances of $1 (2022 – $1).

(c)	Equity investment securities designated at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these investments are held for strategic purposes.

As at October 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$–	$–	$–	$–
Common shares	1,947	390	173	2,164
Total	$1,947	$390	$173	$2,164

As at October 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$–	$–	$–	$–
Common shares	3,175	487	223	3,439
Total	$3,175	$487	$223	$3,439

Dividend income on equity securities designated at FVOCI of $137 million for the year ended October 31, 2023 (2022 – $167 million) has been recognized in interest income.

During the year ended October 31, 2023, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $1,738 million (2022 – $958 million). These dispositions have resulted in a cumulative loss of $205 million (2022 – gain of $67 million) that remains in OCI.

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Consolidated Financial Statements

(d)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2023 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$914	$4,964	$4,441	$1,265	$804	$–	$12,388
Yield(1) %	4.0	4.5	3.5	3.1	4.3	–	3.9
Canadian provincial and municipal debt	128	185	3,732	3,053	48	–	7,146
Yield(1) %	3.3	1.6	2.8	3.3	4.6	–	3.0
U.S. treasury and other U.S. agency debt	714	2,848	18,782	2,723	3,631	–	28,698
Yield(1) %	4.8	2.3	2.8	4.0	3.0	–	2.9
Other foreign government debt	7,126	8,629	11,241	4,073	331	–	31,400
Yield(1) %	2.0	3.6	4.5	5.4	3.8	–	3.8
Other debt	96	193	2,160	63	6	–	2,518
Yield(1) %	2.2	11.5	5.4	4.5	5.9	–	5.7
	8,978	16,819	40,356	11,177	4,820	–	82,150
Equity instruments
Preferred equity instruments	–	–	–	–	–	–	–
Common shares	–	–	–	–	–	2,164	2,164
						2,164	2,164
Total FVOCI	8,978	16,819	40,356	11,177	4,820	2,164	84,314
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	700	2,147	6,959	405	–	–	10,211
Yield(1) %	3.4	3.2	3.4	4.7	–	–	3.4
U.S. treasury and other U.S. agency debt	–	14	163	4	19,607	–	19,788
Yield(1) %	–	5.5	5.0	4.5	4.5	–	4.5
Other foreign government debt	151	481	1,030	185	24	–	1,871
Yield(1) %	6.0	9.2	5.6	2.6	1.5	–	6.2
Corporate debt	–	1	2	28	83	–	114
Yield(1) %	–	5.6	3.9	3.2	5.6	–	5.0
	851	2,643	8,154	622	19,714	–	31,984
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,888	1,888
Debt instruments	–	–	51	–	–	–	51
Total investment securities	$9,829	$19,462	$48,561	$11,799	$24,534	$4,052	$118,237
Total by currency (in Canadian equivalent):
Canadian dollar	$1,724	$7,154	$13,739	$3,744	$941	$1,648	$28,950
U.S. dollar	1,028	3,853	26,261	4,944	23,245	1,965	61,296
Mexican peso	737	1,447	2,468	540	–	149	5,341
Other currencies	6,340	7,008	6,093	2,571	348	290	22,650
Total investment securities	$9,829	$19,462	$48,561	$11,799	$24,534	$4,052	$118,237

(1)	Represents the weighted-average yield of fixed income securities.

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Consolidated Financial Statements

	Remaining term to maturity
As at October 31, 2022 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Fair value through other comprehensive income
Debt instruments
Canadian federal government issued or guaranteed debt	$2,617	$2,125	$4,700	$675	$885	$–	$11,002
Yield(1) %	1.0	2.7	2.2	2.1	0.2	–	1.9
Canadian provincial and municipal debt	372	688	2,537	1,832	–	–	5,429
Yield(1) %	1.2	1.8	2.1	2.5	–	–	2.1
U.S. treasury and other U.S. agency debt	762	8,665	19,695	3,295	2,819	–	35,236
Yield(1) %	2.7	1.1	2.2	2.7	2.5	–	2.0
Other foreign government debt	6,994	7,325	9,281	3,817	269	–	27,686
Yield(1) %	2.1	2.2	4.3	5.0	3.4	–	3.3
Other debt	70	101	1,527	214	3	3	1,918
Yield(1) %	9.8	2.8	4.3	3.0	5.9	4.0	4.3
	10,815	18,904	37,740	9,833	3,976	3	81,271
Equity instruments
Preferred equity instruments	–	–	–	–	–	–	–
Common shares	–	–	–	–	–	3,439	3,439
						3,439	3,439
Total FVOCI	10,815	18,904	37,740	9,833	3,976	3,442	84,710
Amortized cost
Canadian federal and provincial government issued or guaranteed debt	682	1,867	6,104	367	4	–	9,024
Yield(1) %	1.0	3.1	2.9	7.2	0.0	–	3.1
U.S. treasury and other U.S. agency debt	–	812	149	7	12,074	–	13,042
Yield(1) %	–	1.3	3.1	4.0	3.5	–	3.4
Other foreign government debt	81	382	827	138	43	–	1,471
Yield(1) %	2.6	7.4	4.5	2.2	1.3	–	4.8
Corporate debt	2	52	(10)	29	–	–	73
Yield(1) %	2.7	3.0	3.9	2.6	–	–	2.9
	765	3,113	7,070	541	12,121	–	23,610
Fair value through profit or loss
Equity instruments	–	–	–	–	–	1,626	1,626
Debt instruments	–	–	54	8	–	–	62
Total investment securities	$11,580	$22,017	$44,864	$10,382	$16,097	$5,068	$110,008
Total by currency (in Canadian equivalent):
Canadian dollar	$3,546	$3,968	$12,560	$2,440	$900	$2,796	$26,210
U.S. dollar	1,031	11,856	24,810	4,921	14,866	1,998	59,482
Mexican peso	193	496	2,695	485	–	35	3,904
Other currencies	6,810	5,697	4,799	2,536	331	239	20,412
Total investment securities	$11,580	$22,017	$44,864	$10,382	$16,097	$5,068	$110,008

(1)	Represents the weighted-average yield of fixed income securities.

(e)	Net gain on sale of investment securities

The following table presents the net gain on sale of investment securities:

For the year ended October 31 ($ millions)	2023	2022
Debt investment securities measured at amortized cost	$–	$–
Debt investment securities measured at FVOCI	129	74
Net gain on sale of investment securities	$129	$74

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Consolidated Financial Statements

13	Loans, Impaired Loans and Allowance for Credit Losses

(a)	Loans at amortized cost

	2023			2022
As at October 31 ($ millions)	Gross loans	Allowance for credit losses	Net carrying amount	Gross loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$344,182	$1,084	$343,098	$349,279	$899	$348,380
Personal loans	104,170	2,414	101,756	99,431	2,137	97,294
Credit cards	17,109	1,237	15,872	14,518	1,083	13,435
Business and government	291,822	1,637	290,185	287,107	1,229	285,878
Total	$757,283	$6,372	$750,911	$750,335	$5,348	$744,987

(b)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2023	2022
Canada:
Residential mortgages	$290,253	$302,486
Personal loans	80,732	78,427
Credit cards	8,216	6,970
Business and government	114,991	105,277
	494,192	493,160
United States:
Personal loans	4,408	2,830
Business and government	61,342	66,680
	65,750	69,510
Mexico:
Residential mortgages	16,556	13,080
Personal loans	2,200	2,556
Credit cards	808	675
Business and government	26,466	23,744
	46,030	40,055
Chile:
Residential mortgages	21,499	19,441
Personal loans	5,081	4,766
Credit cards	3,654	2,921
Business and government	22,383	24,197
	52,617	51,325
Peru:
Residential mortgages	4,102	3,719
Personal loans	5,424	5,025
Credit cards	1,049	942
Business and government	12,004	12,819
	22,579	22,505
Colombia:
Residential mortgages	2,390	1,910
Personal loans	2,349	2,115
Credit cards	1,684	1,443
Business and government	6,327	5,541
	12,750	11,009
Other International:
Residential mortgages	9,382	8,643
Personal loans	3,976	3,712
Credit cards	1,698	1,568
Business and government	48,309	48,848
	63,365	62,771
Total loans	757,283	750,335
Acceptances(2)	18,628	19,494
Total loans and acceptances(3)	775,911	769,829
Allowance for credit losses	(6,462)	(5,379)
Total loans and acceptances net of allowance for credit losses	$769,449	$764,450

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	0.6% of acceptances reside outside Canada (October 31, 2022 – 0.4%).
(3)

Loans and acceptances denominated in U.S. dollars were $151,499 (2022 – $158,715), in Chilean pesos $41,499 (2022 – $39,418), Mexican pesos $34,894 (2022 – $29,194), and in other foreign currencies $55,855 (2022 – $51,445).

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Consolidated Financial Statements

(c)	Loan maturities

As at October 31, 2023	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$47,610	$254,546	$15,830	$23,946	$2,250	$344,182	$98,606	$242,589	$2,987	$344,182
Personal loans	18,279	37,875	5,593	1,189	41,234	104,170	44,913	58,002	1,255	104,170
Credit cards	–	–	–	–	17,109	17,109	–	17,109	–	17,109
Business and government	149,625	131,039	5,493	339	5,326	291,822	177,428	112,583	1,811	291,822
Total	$215,514	$423,460	$26,916	$25,474	$65,919	$757,283	$320,947	$430,283	$6,053	$757,283
Allowance for credit losses	–	–	–	–	(6,372)	(6,372)	–	–	(6,372)	(6,372)
Total loans net of allowance for credit losses	$215,514	$423,460	$26,916	$25,474	$59,547	$750,911	$320,947	$430,283	$(319)	$750,911

As at October 31, 2022	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$41,557	$269,576	$13,011	$24,487	$648	$349,279	$114,060	$232,519	$2,700	$349,279
Personal loans	15,772	37,279	5,328	1,282	39,770	99,431	41,883	56,707	841	99,431
Credit cards	–	–	–	–	14,518	14,518	–	14,518	–	14,518
Business and government	148,094	128,114	5,334	386	5,179	287,107	166,236	119,361	1,510	287,107
Total	$205,423	$434,969	$23,673	$26,155	$60,115	$750,335	$322,179	$423,105	$5,051	$750,335
Allowance for credit losses	–	–	–	–	(5,348)	(5,348)	–	–	(5,348)	(5,348)
Total loans net of allowance for credit losses	$205,423	$434,969	$23,673	$26,155	$54,767	$744,987	$322,179	$423,105	$(297)	$744,987

(d)	Impaired loans(1)

	2023			2022
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses	Net	Gross impaired loans(1)	Allowance for credit losses	Net
Residential mortgages	$1,864	$498	$1,366	$1,386	$406	$980
Personal loans	1,176	664	512	848	551	297
Credit cards	–	–	–	–	–	–
Business and government	2,686	719	1,967	2,552	678	1,874
Total	$5,726	$1,881	$3,845	$4,786	$1,635	$3,151
By geography:
Canada	$1,564	$514	$1,050	$1,054	$440	$614
United States	–	–	–	–	–	–
Mexico	1,183	372	811	1,020	294	726
Peru	691	372	319	761	352	409
Chile	1,098	264	834	740	202	538
Colombia	356	97	259	301	67	234
Other International	834	262	572	910	280	630
Total	$5,726	$1,881	$3,845	$4,786	$1,635	$3,151

(1)	Interest income recognized on impaired loans during the year ended October 31, 2023 was $57 (2022 – $44).

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Consolidated Financial Statements

(e)	Allowance for credit losses
(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;
•	Changes in the volumes of transactions;
•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and
•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.

The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.

Over the last year, both the Canadian and U.S. economies proved resilient in the face of monetary tightening, driven largely by resilient labour markets, strong consumption and pent-up demand. This economic resilience and resulting inflationary pressures necessitated more monetary policy tightening than anticipated a year ago. Therefore, while economic growth for both countries in 2023 is now expected to be higher relative to a year ago, growth projections for 2024 have been revised down to reflect the impact of higher policy rates on their economies. This is more evident for Canada given the impacts of wildfires, floods, and strikes, while the U.S. consumer remains relatively more robust. Despite this additional tightening and downward revisions, both economies’ labour markets have remained resilient, supporting a base case forecast of slowing growth into 2024 without a large-scale contraction. In line with recent progress on the inflation front and the expected economic stalling, the base case scenario sees inflation measures in both countries returning to targets by 2025 without additional monetary policy tightening.

The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on the recent banking sector turmoil in the U.S. and Europe, and features deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

In light of mounting risks in the global economy, including heightened geopolitical tensions, sovereign yield volatility, and weather-related events, the Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses on performing loans compared to the prior year, to capture the elevated downside risk to the outlook.

2023 Scotiabank Annual Report  |  191

Consolidated Financial Statements

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	0.7	2.9	1.3	4.2	-2.2	3.5	-4.3	3.9
Consumer price index, y/y %	2.8	2.0	2.8	2.5	1.8	1.6	6.4	2.2
Unemployment rate, average %	6.0	5.7	5.7	4.2	7.6	6.3	9.7	6.6
Bank of Canada overnight rate target, average %	4.8	2.6	4.8	3.5	3.6	1.4	5.8	3.3
HPI – Housing Price Index, y/y % change	-1.9	1.4	-1.4	2.9	-5.5	2.2	-6.8	1.5
USD/CAD exchange rate, average	1.27	1.24	1.27	1.22	1.41	1.26	1.47	1.28

U.S.
Real GDP growth, y/y % change	1.0	1.9	1.5	2.7	-2.0	2.7	-3.8	3.0
Consumer price index, y/y %	3.2	2.2	3.5	2.6	1.9	1.8	7.0	2.5
Target federal funds rate, upper limit, average %	5.3	2.5	5.4	3.4	4.2	0.8	6.3	3.1
Unemployment rate, average %	4.1	4.5	3.9	4.1	5.6	5.0	7.2	5.2

Mexico
Real GDP growth, y/y % change	1.7	2.2	2.6	3.3	-0.2	2.7	-2.8	3.2
Unemployment rate, average %	3.7	3.9	3.6	3.2	4.7	4.1	6.8	4.9

Chile
Real GDP growth, y/y % change	1.3	2.9	2.8	4.6	-0.9	3.5	-3.1	4.1
Unemployment rate, average %	8.5	7.0	8.2	6.3	9.6	7.3	11.3	7.6

Peru
Real GDP growth, y/y % change	1.9	2.7	2.7	3.9	0.8	3.1	-1.4	3.6
Unemployment rate, average %	6.9	7.0	6.2	5.1	8.3	7.3	11.6	8.8

Colombia
Real GDP growth, y/y % change	2.4	3.0	3.7	4.3	1.4	3.4	-0.9	3.9
Unemployment rate, average %	9.2	9.9	8.6	7.9	11.1	10.3	15.6	12.3

Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.5	4.9	2.8	4.2	0.5	4.7

Global
WTI oil price, average USD/bbl	78	66	84	82	68	63	62	61
Copper price, average USD/lb	3.97	5.01	4.11	5.65	3.70	4.89	3.56	4.83
Global GDP, y/y % change	2.75	2.45	3.62	3.48	0.10	3.10	-1.48	3.45

192  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

	Base Case Scenario		Alternative Scenario – Optimistic		Alternative Scenario – Pessimistic		Alternative Scenario – Very Pessimistic
October 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	1.2	2.1	2.4	3.1	-4.8	3.7	-5.9	2.6
Consumer price index, y/y %	4.9	2.1	5.2	2.6	9.3	2.3	12.5	9.5
Unemployment rate, average %	5.7	6.0	5.1	4.7	9.7	6.9	10.2	8.6
Bank of Canada overnight rate target, average %	3.8	2.7	4.2	4.1	5.1	3.2	5.1	3.7
HPI – Housing Price Index, y/y % change	-12.3	-0.3	-9.7	1.6	-17.6	-0.3	-20.0	-1.3
USD/CAD exchange rate, average	1.27	1.24	1.26	1.23	1.28	1.24	1.28	1.25

U.S.
Real GDP growth, y/y % change	0.6	2.1	1.3	3.0	-5.1	3.7	-6.5	3.3
Consumer price index, y/y %	5.4	2.4	5.8	2.8	10.0	2.6	13.2	10.1
Target federal funds rate, upper limit, average %	3.5	2.7	4.7	4.5	4.8	3.3	4.8	3.7
Unemployment rate, average %	4.3	5.0	4.2	4.6	7.9	5.7	8.3	6.7

Mexico
Real GDP growth, y/y % change	1.4	2.6	1.9	3.5	-4.0	4.0	-5.1	2.5
Unemployment rate, average %	3.8	3.9	3.7	3.2	7.2	4.8	7.6	6.4

Chile
Real GDP growth, y/y % change	-2.0	2.4	-0.8	3.6	-7.3	3.9	-8.4	2.9
Unemployment rate, average %	8.6	7.6	8.0	6.5	12.2	8.3	12.9	9.0

Peru
Real GDP growth, y/y % change	2.5	2.7	3.7	3.8	-1.0	4.1	-3.3	3.5
Unemployment rate, average %	7.0	6.9	6.0	4.7	10.3	7.6	11.4	9.2

Colombia
Real GDP growth, y/y % change	3.9	2.6	6.5	3.6	0.4	4.0	-2.0	3.4
Unemployment rate, average %	10.7	9.9	9.0	6.7	14.0	10.7	15.1	12.3

Caribbean
Real GDP growth, y/y % change	4.4	4.0	5.0	4.9	0.5	5.2	-1.0	3.8

Global
WTI oil price, average USD/bbl	89	79	95	96	116	83	125	116
Copper price, average USD/lb	3.25	3.49	3.39	3.95	3.66	3.54	3.78	3.78
Global GDP, y/y % change	2.02	2.83	2.96	3.83	-3.05	4.23	-4.14	3.79

(iii)	Sensitivity

Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,719 million (2022 – $3,847 million) from $4,510 million (2022 – $3,609 million).

If the Bank was to only use the very pessimistic scenario for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $786 million (2022 – $1,096 million) higher than the reported allowance for credit losses as at October 31, 2023, excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $553 million (2022 – $521 million) lower than the reported allowance for credit losses on performing financial assets.

2023 Scotiabank Annual Report  |  193

Consolidated Financial Statements

(iv)	Allowance for credit losses

($ millions)	Balance as at November 1, 2022	Provision for credit losses(1)	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2023
Residential mortgages	$899	$212	$(66)	$39	$1,084
Personal loans	2,137	1,377	(1,180)	80	2,414
Credit cards	1,083	1,017	(916)	53	1,237
Business and government	1,368	825	(290)	(27)	1,876
	$5,487	$3,431	$(2,452)	$145	$6,611
Presented as:
Allowance for credit losses on loans	$5,348				$6,372
Allowance for credit losses on acceptances	31				90
Allowance for credit losses on off-balance sheet exposures	108				149

(1)	Excludes amounts associated with other assets of $(9). The provision for credit losses, net of these amounts, is $3,422.

($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at October 31, 2022
Residential mortgages	$802	$85	$(45)	$57	$899
Personal loans	2,341	615	(863)	44	2,137
Credit cards	1,211	469	(612)	15	1,083
Business and government	1,374	213	(206)	(13)	1,368
	$5,728	$1,382	$(1,726)	$103	$5,487
Presented as:
Allowance for credit losses on loans	$5,626				$5,348
Allowance for credit losses on acceptances	37				31
Allowance for credit losses on off-balance sheet exposures	65				108

Allowance	for credit losses on loans

As at October 31, 2023 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$265	$321	$498	$1,084
Personal loans	647	1,103	664	2,414
Credit cards	414	823	–	1,237
Business and government	535	383	719	1,637
Total(1)	$1,861	$2,630	$1,881	$6,372

(1)

Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $257.

As at October 31, 2022 ($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$197	$296	$406	$899
Personal loans	665	921	551	2,137
Credit cards	436	647	–	1,083
Business and government	255	296	678	1,229
Total(1)	$1,553	$2,160	$1,635	$5,348

(1)

Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos which amounted to $151.

194  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

The following table presents the changes to the allowance for credit losses on loans.

	As at October 31, 2023				As at October 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of the year	$197	$296	$406	$899	$152	$276	$374	$802
Provision for credit losses
Remeasurement(1)	(125)	74	253	202	(54)	43	80	69
Newly originated or purchased financial assets	35	–	–	35	34	–	–	34
Derecognition of financial assets and maturities	(9)	(16)	–	(25)	(5)	(13)	–	(18)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	183	(138)	(45)	–	65	(52)	(13)	–
Stage 2	(35)	149	(114)	–	(9)	46	(37)	–
Stage 3	–	(62)	62	–	–	(19)	19	–
Gross write-offs	–	–	(97)	(97)	–	–	(73)	(73)
Recoveries	–	–	31	31	–	–	28	28
Foreign exchange and other movements(6)	19	18	2	39	14	15	28	57

Balance at end of year(2)	$265	$321	$498	$1,084	$197	$296	$406	$899
Personal loans
Balance at beginning of the year	$665	$921	$551	$2,137	$644	$1,071	$626	$2,341
Provision for credit losses
Remeasurement(1)	(727)	1,027	964	1,264	(579)	441	609	471
Newly originated or purchased financial assets	376	–	–	376	338	–	–	338
Derecognition of financial assets and maturities	(91)	(172)	–	(263)	(76)	(118)	–	(194)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	618	(603)	(15)	–	467	(457)	(10)	–
Stage 2	(212)	297	(85)	–	(133)	192	(59)	–
Stage 3	(10)	(392)	402	–	(5)	(221)	226	–
Gross write-offs	–	–	(1,417)	(1,417)	–	–	(1,116)	(1,116)
Recoveries	–	–	237	237	–	–	253	253
Foreign exchange and other movements(6)	28	25	27	80	9	13	22	44

Balance at end of year(2)	$647	$1,103	$664	$2,414	$665	$921	$551	$2,137
Credit cards
Balance at beginning of the year	$436	$647	$–	$1,083	$352	$859	$–	$1,211
Provision for credit losses
Remeasurement(1)	(300)	614	653	967	(176)	141	449	414
Newly originated or purchased financial assets	188	–	–	188	146	–	–	146
Derecognition of financial assets and maturities	(65)	(73)	–	(138)	(51)	(40)	–	(91)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	273	(273)	–	–	240	(240)	–	–
Stage 2	(140)	140	–	–	(77)	77	–	–
Stage 3	–	(255)	255	–	–	(152)	152	–
Gross write-offs	–	–	(1,113)	(1,113)	–	–	(791)	(791)
Recoveries	–	–	197	197	–	–	179	179
Foreign exchange and other movements(6)	22	23	8	53	2	2	11	15

Balance at end of year(2)	$414	$823	$–	$1,237	$436	$647	$–	$1,083
Total retail loans
Balance at beginning of the year	$1,298	$1,864	$957	$4,119	$1,148	$2,206	$1,000	$4,354
Provision for credit losses	–	–	–	–	–	–	–	–
Remeasurement(1)	(1,152)	1,715	1,870	2,433	(809)	625	1,138	954
Newly originated or purchased financial assets	599	–	–	599	518	–	–	518
Derecognition of financial assets and maturities	(165)	(261)	–	(426)	(132)	(171)	–	(303)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):	–	–	–	–	–	–	–	–
Stage 1	1,074	(1,014)	(60)	–	772	(749)	(23)	–
Stage 2	(387)	586	(199)	–	(219)	315	(96)	–
Stage 3	(10)	(709)	719	–	(5)	(392)	397	–
Gross write-offs	–	–	(2,627)	(2,627)	–	–	(1,980)	(1,980)
Recoveries	–	–	465	465	–	–	460	460
Foreign exchange and other movements(6)	69	66	37	172	25	30	61	116

Balance at end of year(2)	$1,326	$2,247	$1,162	$4,735	$1,298	$1,864	$957	$4,119
Business and government
Balance at beginning of the year	$322	$320	$695	$1,337	$212	$470	$655	$1,337
Provision for credit losses
Remeasurement(1)	168	172	427	767	(79)	(36)	302	187
Newly originated or purchased financial assets	467	–	–	467	310	–	–	310
Derecognition of financial assets and maturities	(391)	(50)	(31)	(472)	(255)	(89)	(30)	(374)
Changes in models and methodologies	–	–	–	–	30	57	–	87
Transfer to (from):
Stage 1	108	(108)	–	–	118	(118)	–	–
Stage 2	(52)	63	(11)	–	(27)	29	(2)	–
Stage 3	–	(8)	8	–	–	(8)	8	–
Gross write-offs	–	–	(355)	(355)	–	–	(318)	(318)
Recoveries	–	–	65	65	–	–	112	112
Foreign exchange and other movements	13	14	(50)	(23)	13	15	(32)	(4)
Balance at end of period including off-balance sheet exposures(2)	$635	$403	$748	$1,786	$322	$320	$695	$1,337
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	100	20	29	149	67	24	17	108

Balance at end of year(2)	$535	$383	$719	$1,637	$255	$296	$678	$1,229

(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal loans, credit cards, and business and government loans totaled $378 (2022 – $274).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)

During the year ended October 31, 2023, the contractual terms of certain financial assets were modified where the modification did not result in derecognition. The carrying value of such loans that were modified in Stage 2 and Stage 3 was $2,096 and $798 respectively, before the modification.

(6)	Divestitures are included in the foreign exchange and other movements.

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Consolidated Financial Statements

(f)	Carrying value of exposures by risk rating

Residential mortgages	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$202,322	$957	$–	$203,279	$208,526	$635	$–	$209,161
Low	88,909	877	–	89,786	90,745	1,172	–	91,917
Medium	19,758	1,385	–	21,143	18,399	1,032	–	19,431
High	3,424	3,428	–	6,852	2,759	2,680	–	5,439
Very high	63	2,242	–	2,305	53	1,429	–	1,482
Loans not graded(2)	17,792	1,161	–	18,953	19,276	1,187	–	20,463
Default	–	–	1,864	1,864	–	–	1,386	1,386
Total	332,268	10,050	1,864	344,182	339,758	8,135	1,386	349,279
Allowance for credit losses	265	321	498	1,084	197	296	406	899
Carrying value	$332,003	$9,729	$1,366	$343,098	$339,561	$7,839	$980	$348,380

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$29,849	$211	$–	$30,060	$30,098	$285	$–	$30,383
Low	27,594	558	–	28,152	27,284	685	–	27,969
Medium	8,725	599	–	9,324	8,789	1,464	–	10,253
High	8,369	3,529	–	11,898	7,059	2,275	–	9,334
Very high	125	2,177	–	2,302	81	1,655	–	1,736
Loans not graded(2)	19,427	1,831	–	21,258	17,371	1,537	–	18,908
Default	–	–	1,176	1,176	–	–	848	848
Total	94,089	8,905	1,176	104,170	90,682	7,901	848	99,431
Allowance for credit losses	647	1,103	664	2,414	665	921	551	2,137
Carrying value	$93,442	$7,802	$512	$101,756	$90,017	$6,980	$297	$97,294

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,989	$42	$–	$2,031	$1,813	$47	$–	$1,860
Low	3,329	89	–	3,418	2,756	159	–	2,915
Medium	4,262	116	–	4,378	3,434	190	–	3,624
High	3,239	1,310	–	4,549	3,042	998	–	4,040
Very high	38	820	–	858	36	587	–	623
Loans not graded(1)	1,290	585	–	1,875	997	459	–	1,456
Default	–	–	–	–	–	–	–	–
Total	14,147	2,962	–	17,109	12,078	2,440	–	14,518
Allowance for credit losses	414	823	–	1,237	436	647	–	1,083
Carrying value	$13,733	$2,139	$–	$15,872	$11,642	$1,793	$–	$13,435

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$104,488	$3	$–	$104,491	$98,973	$6	$–	$98,979
Low	20,037	1	–	20,038	19,196	9	–	19,205
Medium	8,518	11	–	8,529	7,880	44	–	7,924
High	3,814	421	–	4,235	3,700	307	–	4,007
Very high	68	296	–	364	34	354	–	388
Loans not graded(1)	9,522	1,894	–	11,416	8,316	1,667	–	9,983
Default	–	–	–	–	–	–	–	–
Carrying value	$146,447	$2,626	$–	$149,073	$138,099	$2,387	$–	$140,486

(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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Consolidated Financial Statements

Total retail loans	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$338,648	$1,213	$–	$339,861	$339,410	$973	$–	$340,383
Low	139,869	1,525	–	141,394	139,981	2,025	–	142,006
Medium	41,263	2,111	–	43,374	38,502	2,730	–	41,232
High	18,846	8,688	–	27,534	16,560	6,260	–	22,820
Very high	294	5,535	–	5,829	204	4,025	–	4,229
Loans not graded(2)	48,031	5,471	–	53,502	45,960	4,850	–	50,810
Default	–	–	3,040	3,040	–	–	2,234	2,234
Total	586,951	24,543	3,040	614,534	580,617	20,863	2,234	603,714
Allowance for credit losses	1,326	2,247	1,162	4,735	1,298	1,864	957	4,119
Carrying value	$585,625	$22,296	$1,878	$609,799	$579,319	$18,999	$1,277	$599,595

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$160,148	$1,205	$–	$161,353	$162,696	$1,775	$–	$164,471
Non-Investment grade	114,192	7,705	–	121,897	105,251	9,563	–	114,814
Watch list	28	3,340	–	3,368	22	2,890	–	2,912
Loans not graded(2)	2,500	18	–	2,518	2,346	12	–	2,358
Default	–	–	2,686	2,686	–	–	2,552	2,552
Total	276,868	12,268	2,686	291,822	270,315	14,240	2,552	287,107
Allowance for credit losses	535	383	719	1,637	255	296	678	1,229
Carrying value	$276,333	$11,885	$1,967	$290,185	$270,060	$13,944	$1,874	$285,878

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$240,044	$1,673	$–	$241,717	$222,734	$1,502	$–	$224,236
Non-investment grade	62,634	5,288	–	67,922	62,827	4,534	–	67,361
Watch list	1	1,103	–	1,104	4	604	–	608
Loans not graded(2)	5,205	–	–	5,205	4,573	–	–	4,573
Default	–	–	109	109	–	–	139	139
Total	307,884	8,064	109	316,057	290,138	6,640	139	296,917
Allowance for credit losses	100	20	29	149	67	24	17	108
Carrying value	$307,784	$8,044	$80	$315,908	$290,071	$6,616	$122	$296,809

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at October 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$400,192	$2,878	$–	$403,070	$385,430	$3,277	$–	$388,707
Non-investment grade	176,826	12,993	–	189,819	168,078	14,097	–	182,175
Watch list	29	4,443	–	4,472	26	3,494	–	3,520
Loans not graded(2)	7,705	18	–	7,723	6,919	12	–	6,931
Default	–	–	2,795	2,795	–	–	2,691	2,691
Total	584,752	20,332	2,795	607,879	560,453	20,880	2,691	584,024
Allowance for credit losses	635	403	748	1,786	322	320	695	1,337
Carrying value	$584,117	$19,929	$2,047	$606,093	$560,131	$20,560	$1,996	$582,687

(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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(g)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	2023(2)				2022(2)
As at October 31 ($ millions)	31 – 60 days	61 – 90 days	91 days and greater(3)	Total	31 – 60 days	61 – 90 days	91 days and greater(3)	Total
Residential mortgages	$1,329	$617	$–	$1,946	$1,015	$482	$–	$1,497
Personal loans	648	360	–	1,008	505	254	–	759
Credit cards	238	157	345	740	173	113	249	535
Business and government	159	57	–	216	122	47	–	169
Total	$2,374	$1,191	$345	$3,910	$1,815	$896	$249	$2,960

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular aging of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(h)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition either through acquisition or origination. The following table provides details of such assets:

As at October 31 ($ millions)	2023	2022
Unpaid principal balance(1)	$307	$309
Credit related fair value adjustments	(87)	(70)
Carrying value	220	239
Stage 3 allowance	(1)	(2)
Carrying value net of related allowance	$219	$237

(1)	Represents principal amount owed net of write-offs.

14	Derecognition of Financial Assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are primarily sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The CMHC also previously purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).

Sale of mortgages under the above programs does not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2023(1)	2022(1)
Assets
Carrying value of residential mortgage loans	$13,508	$15,032
Other related assets(2)	8,600	9,854
Liabilities
Carrying value of associated liabilities	20,222	24,173

(1)	The fair value of the transferred assets is $20,264 (2022 – $23,379) and the fair value of the associated liabilities is $19,265 (2022 – $23,254), for a net position of $999 (2022 – $125).
(2)

These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. For further details, refer to Note 15.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

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The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2023(1)	2022(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$140,296	$122,552
Securities lending agreements	56,174	52,178
Total	196,470	174,730
Carrying value of associated liabilities(3)	$160,007	$139,025

(1)	The fair value of transferred assets is $196,470 (2022 – $174,730) and the fair value of the associated liabilities is $160,007 (2022 – $139,025), for a net position of $36,463 (2022 – $35,705).
(2)	Does not include over-collateralization of assets pledged.
(3)

Liabilities for securities lending arrangements only include amounts related to cash collateral received. For securities received as collateral, refer to Note 35(a)(iv) – Financial Instruments – Risk Management.

Continuing involvement in transferred financial assets

The Bank issued loans under the Canada Emergency Business Account (CEBA) program. These loans are not recognized in the Consolidated Statement of Financial Position as the program meets the pass-through criteria of financial assets under IFRS 9.

As at October 31, 2023, the Bank has issued $3.4 billion of CEBA loans (October 31, 2022 – $3.9 billion). The Bank retains a continuing involvement through its servicing of these loans on behalf of Export Development Canada. The appropriate level of administration fees for servicing the loans has been recognized.

15	Structured Entities

(a)	Consolidated structured entities

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a Liquidity Asset Purchase Agreement (LAPA). The primary purpose of the LAPA is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank holds the subordinated note issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets of $13 billion (2022 – $10 billion) are primarily included in Business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles and capital vehicles

The Bank uses funding and capital vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. Activities of funding structured entities are generally limited to holding an interest in a pool of assets or receivables generated by the Bank. Capital vehicles include Scotiabank LRCN Trust which was established in connection with the Bank’s issuance of qualifying regulatory capital instruments. These structured entities are consolidated due to the Bank’s decision-making power and ability to use that power to affect the returns.

Covered bonds

The Bank has a registered covered bond program through which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2023, $50.0 billion (2022 – $45.9 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds, Swiss francs, Euros, Canadian Dollars, and Norwegian Kroner. As at October 31, 2023, assets pledged in relation to these covered bonds were uninsured residential mortgages denominated in Canadian dollars of $51.5 billion (2022 – $51.4 billion). These figures exclude activities in connection with covered bonds held by the Bank and that are eliminated upon consolidation.

Credit card receivables securitization trust

The Bank securitizes a portion of its Canadian credit card receivables through a Bank-sponsored structured entity. This entity issues senior and subordinated notes to third-party investors and the proceeds of such issuance are used to purchase co-ownership interests in credit card receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred credit card receivables as well as performing administrative functions for this entity. As at October 31, 2023, U.S.$2.0 billion ($2.8 billion Canadian dollar equivalent) (2022 – U.S.$0.8 billion, $1.1 billion Canadian dollar equivalent) Class A notes; and U.S.$174 million ($241 million Canadian dollar equivalent) (2022 – U.S.$70 million, $95 million Canadian dollar equivalent) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial

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Position. As at October 31, 2023 assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $3.2 billion (2022 – $1.2 billion).

Auto loan receivables securitization trusts

The Bank previously securitized a portion of its Canadian auto loan receivables through Bank-sponsored structured entities. The entities issued senior and subordinated notes to the Bank and/or third-party investors, and the proceeds of such issuances were used to purchase discrete pools of retail indirect auto loan receivables from the Bank. Recourse of the note holders was limited to the auto loan receivables.

The Bank was responsible for servicing the transferred auto loan receivables as well as performing administrative functions for the entities. As at October 31, 2023, the aggregate senior and subordinated notes issued to third parties outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position were nil (2022 – U.S.$15.7 million, $21.4 million Canadian dollar equivalent), and assets pledged in relation to these notes were nil (2022 – $216.4 million).

Scotiabank LRCN Trust

The Bank sponsors the Scotiabank LRCN Trust established in connection with the issuance of limited recourse capital notes. As at October 31, 2023, $4.5 billion (2022 – $4.5 billion) of externally-issued limited recourse capital notes were outstanding and included in Preferred shares and other equity instruments on the Consolidated Statement of Financial Position. Refer to Note 24(b) – Preferred shares and other equity instruments for further information.

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

(b)	Unconsolidated structured entities

The following table provides information about other structured entities which the Bank does not control and therefore does not consolidate.

	As at October 31, 2023
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other funding vehicles	Total
Total assets on structured entity’s financial statements	$5,291	$3,683	$1,872	$10,846
Assets recognized on the Bank’s financial statements
Trading assets	8	18	–	26
Investment securities	–	804	10	814
Loans(1)	–	1,182	61	1,243
Other	–	2	9	11
	8	2,006	80	2,094
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,834	1,834
Other	–	–	38	38
	–	–	1,872	1,872
Bank’s maximum exposure to loss	$5,299	$3,296	$71	$8,666

	As at October 31, 2022
($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other funding vehicles	Total
Total assets (on structured entity’s financial statements)	$3,773	$2,304	$833	$6,910
Assets recognized on the Bank’s financial statements
Trading assets	35	2	–	37
Investment securities	–	885	10	895
Loans(1)	–	704	59	763
	35	1,591	69	1,695
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	833	833
	–	–	833	833
Bank’s maximum exposure to loss	$3,808	$1,591	$69	$5,468

(1)	Loan balances are presented net of allowance for credit losses.

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2023, the Bank has recorded $2.1 billion (2022 – $1.7 billion), primarily its interest in the structured entities, on the Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the

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respective programs but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific LAPA with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.8 billion (2022 – $2.6 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank’s senior exposure. The Bank’s broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. As at October 31, 2023, the Bank has funded $220 million of the credit facilities provided to these structured entities (October 31, 2022 – $nil).

Other funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore, the Bank does not have exposure or rights to variable returns from these unconsolidated entities.

The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank’s Consolidated Statement of Financial Position. During the year, $998 million of guarantee-linked notes (October 31, 2022 – $nil) were issued by this vehicle and included in Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.

Although the Bank has power over the relevant activities of these vehicles, it has limited exposure to variability in returns, which results in the Bank not consolidating these vehicles.

(c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor.

As at October 31, 2023, the Bank earned $2,369 million (2022 – $2,486 million) in revenue from unconsolidated Bank-sponsored mutual fund entities.

16	Property and Equipment

($ millions)	Land & Building	Equipment	Technology Assets	Leasehold Improvements	Right-of-use Assets	Total
Cost
Balance as at October 31, 2021	$1,569	$1,906	$2,410	$1,649	$4,003	$11,537
Additions	102	110	169	160	215	756
Disposals/Retirements	(56)	(59)	(20)	(47)	(98)	(280)
Foreign currency adjustments and other	62	405	(354)	33	77	223
Balance as at October 31, 2022	$1,677	$2,362	$2,205	$1,795	$4,197	$12,236
Additions	97	161	130	129	143	660
Disposals/Retirements	(64)	(781)	(1,657)	(118)	(118)	(2,738)
Foreign currency adjustments and other	103	67	27	48	114	359
Balance as at October 31, 2023	$1,813	$1,809	$705	$1,854	$4,336	$10,517

Accumulated depreciation
Balance as at October 31, 2021	$597	$1,464	$2,060	$1,059	$736	$5,916
Depreciation	37	83	153	98	378	749
Disposals/Retirements	(24)	(59)	(16)	(51)	(59)	(209)
Foreign currency adjustments and other	27	289	(264)	11	17	80
Balance as at October 31, 2022	$637	$1,777	$1,933	$1,117	$1,072	$6,536
Depreciation	44	104	161	113	379	801
Disposals/Retirements	(4)	(748)	(1,655)	(92)	(106)	(2,605)
Foreign currency adjustments and other	9	135	(58)	14	43	143
Balance as at October 31, 2023	$686	$1,268	$381	$1,152	$1,388	$4,875

Net book value
Balance as at October 31, 2022	$1,040	$585	$272	$678	$3,125	$5,700 (1)
Balance as at October 31, 2023	$1,127	$541	$324	$702	$2,948	$5,642 (1)

(1)	Includes $38 (2022 – $36) of investment property.

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17	Investments in Associates

The Bank had significant investments in the following associates:

			2023			2022
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	–		$–	$579
Bank of Xi’an Co. Ltd.(3)	China	Banking	18.11%	September 30, 2023	895	1,007
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.10%	September 30, 2023	489	438

(1)

Represents the date of the most recent financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent financial statements.

(2)	On October 31, 2023, the Bank closed the sale of its 20% interest in CTFS to Canadian Tire Corporation. Refer to Note 36 – Acquisitions and Divestitures.
(3)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s investment in Bank of Xi’an Co. Ltd was $529 as at October 31, 2023 (October 31, 2022 – $489).
(4)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2023 these reserves amounted to $71 (2022 – $67).

Impairment testing of Bank of Xi’an Co. Ltd.

As at October 31, 2023, the market value of the Bank’s investment in Bank of Xi’an Co. Ltd. based on the quoted price on the Shanghai Stock Exchange continues to be below its carrying value. The Bank has been performing quarterly impairment testing on this investment due to the prolonged period in which its market value has remained below the carrying amount. The impairment test involves comparing the carrying value of the investment to its recoverable amount based on value in use (“VIU”). In estimating VIU, the Bank uses a discounted cash flows valuation model which incorporates key assumptions, including a 5-year forecast of after-tax cash flows for the underlying entity, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. As at October 31, 2023, the estimate of VIU was determined using a terminal growth rate of 3% (2022 - 3%) and a discount rate of 12% (2022 - 12%).

The VIU methodology resulted in an impairment charge of $185 million ($159 million after-tax) recorded in non-interest expenses - other, driven primarily by the economic outlook in China.

Summarized financial information

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended(1)		As at October 31, 2023
($ millions)	Revenue	Net income	Total assets		Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,347	$368	$	n/a	$	n/a
Bank of Xi’an Co. Ltd.	1,277	487		80,803		75,027
Maduro & Curiel’s Bank N.V.	416	165		7,636		6,616

	For the twelve months ended(1)		As at October 31, 2022
($ millions)	Revenue	Net income	Total assets	Total liabilities
Canadian Tire’s Financial Services business (CTFS)	$1,260	$399	$6,870	$5,629
Bank of Xi’an Co. Ltd.	1,306	497	67,864	62,489
Maduro & Curiel’s Bank N.V.	324	99	7,181	6,288

(1)	Based on the most recent available financial statements.

18	Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amounts of goodwill by groups of cash-generating units (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth Management	Global Banking and Markets	Latin America	Caribbean and Central America	Total
Balance as at October 31, 2021	$1,690	$3,580	$231	$2,517	$830	$8,848
Acquisitions	–	–	–	–	–	–
Dispositions	–	–	–	–	–	–
Foreign currency adjustments and other	–	19	12	(116)	111	26
Balance as at October 31, 2022	1,690	3,599	243	2,401	941	8,874
Acquisitions	–	–	–	–	–	–
Dispositions	–	–	–	–	–	–
Foreign currency adjustments and other	–	11	3	229	64	307
Balance as at October 31, 2023	$1,690	$3,610	$246	$2,630	$1,005	$9,181

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Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may indicate impairment.

The Bank determines the carrying values of its CGUs using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis. The resulting carrying amount determined for the CGU is then compared to its respective recoverable amount to identify any impairment.

Annual impairment testing for goodwill was performed as at July 31, 2023 and 2022, and no impairment was determined to exist. As of October 31, 2023 and 2022, there were no significant changes to this assessment.

Fair value less costs of disposal

For all CGUs other than Latin America, the recoverable amount was determined using the fair value less costs of disposal (FVLCD) method. In arriving at FVLCD, the Bank estimates the fair value of the CGU using price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, applies a control premium based on a weighted average of acquisition premiums paid globally in the banking industry over the past five years for comparable companies, and deducts the estimated costs of disposal. The fair value measurement is categorized as Level 3 due to significant inputs being unobservable. For the 2023 annual impairment test, P/E multiples ranging from 9 to 10 times (2022 – 9 to 12 times) were used.

The Bank has performed sensitivity analysis on the key assumptions used in estimating FVLCD. The estimate of reasonably possible changes to the key assumptions are based on available evidence in respect of each input, such as risks associated with the normalized net income projections, and range of P/E multiples observed externally. Reasonable negative changes in the net income outlook (decrease of 5%) or P/E multiples (decrease of 1x), each in isolation, holding other factors constant, would not result in impairment for the Canadian Banking, Global Wealth Management and Caribbean and Central America CGUs. For the Global Banking and Markets CGU, a 5% decrease in its net income outlook, holding other factors constant, would not result in impairment. However, a 0.8x decrease in the P/E multiple, holding other factors constant, will result in FVLCD approximating carrying value. FVLCD was 109% of the carrying amount with a P/E multiple of 9.5x as at July 31, 2023.

Value in use

For the 2023 annual impairment test, the Latin America CGU’s FVLCD fell below its carrying amount. As such, further testing was required to measure its recoverable amount under the value in use (VIU) method (2022 – FVLCD method). In estimating VIU, the Bank uses a discounted cash flow valuation model based on a 5-year forecast of after-tax cash flows, the estimated terminal growth rate beyond 5 years, and the applicable discount rate. The 5-year cash flow forecast is based on management approved budgets and plans which consider market trends, macro-economic conditions, forecasted earnings and the business strategy for the CGU. The terminal growth rate is based on long-term growth expectations in Latin America, and the discount rate is based on the cost of capital of comparable companies. For the 2023 annual impairment test, a terminal growth rate of 3% and a discount rate of 13% was used.

The Bank has performed sensitivity analysis on the key assumptions used in estimating the Latin America CGU’s VIU. The estimate of reasonably possible changes to the key assumptions is based on available evidence in respect of each input such as historical performance against forecasts, risks associated with the underlying cash flow projections, and range of discount rates observed externally. Reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment for the Latin America CGU.

2023 Scotiabank Annual Report  |  203

Consolidated Financial Statements

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2021	$5,698	$1,867	$4,415	$166	$12,146
Acquisitions	–	–	–	–	–
Additions	987	–	–	–	987
Disposals/Retirements	(2)	–	–	–	(2)
Foreign currency adjustments and other	4	8	–	–	12
Balance as at October 31, 2022	$6,687	$1,875	$4,415	$166	$13,143
Acquisitions	–	–	–	–	–
Additions	1,125	–	–	–	1,125
Impairment(3)	(184)	(110)	–	(3)	(297)
Disposals/Retirements	(2,141)	(2)	–	–	(2,143)
Foreign currency adjustments and other	152	52	–	–	204
Balance as at October 31, 2023	$5,639	$1,815	$4,415	$163	$12,032
Accumulated amortization
Balance as at October 31, 2021	$3,117	$1,273	$–	$–	$4,390
Amortization	685	97	–	–	782
Disposals/Retirements	(1)	–	–	–	(1)
Foreign currency adjustments and other	8	5	–	–	13
Balance as at October 31, 2022	$3,809	$1,375	$–	$–	$5,184
Amortization	862	157	–	–	1,019
Impairment(3)	(134)	(34)	–	–	(168)
Disposals/Retirements	(1,996)	(2)	–	–	(1,998)
Foreign currency adjustments and other	25	(42)	–	–	(17)
Balance as at October 31, 2023	$2,566	$1,454	$–	$–	$4,020
Net book value
As at October 31, 2022	$2,878 (2)	$500	$4,415	$166	$7,959
As at October 31, 2023	$3,073 (2)	$361	$4,415	$163	$8,012

(1)	Fund management contracts are attributable to the previously acquired Dynamic Funds business (formerly DundeeWealth Inc.), MD Financial Management Inc., and Jarislowsky Fraser Limited.
(2)

Computer software comprises of purchased software of $429 (2022 – $337), internally generated software of $1,711 (2022 – $1,555), and in process software not subject to amortization of $933 (2022 – $986).

(3)

Impairment charges taken against finite life intangible assets primarily relate to the full write-off of a contract-based intangible asset in Peru, and software assets which were decommissioned in Q4 2023.

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins, taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2022 – 4.5%) applied thereafter. These cash flows have been discounted at 10% (2022 – 10%). Fund management contracts were assessed for annual impairment as at July 31, 2023 and 2022 and no impairment was determined to exist. As of October 31, 2023 and 2022, there were no significant changes to this assessment. In addition, reasonable negative changes in any one key assumption, holding other factors constant, would not result in impairment.

Finite life intangible assets are only assessed for impairment if events or circumstances indicate that the asset may be impaired. When required, impairment is assessed by comparing the carrying value of the finite life intangible asset to its recoverable amount, which is generally determined using a value in use approach.

204  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

19	Other Assets

As at October 31 ($ millions)	2023	2022
Accrued interest	$4,907	$3,710
Accounts receivable and prepaids	2,218	1,715
Current tax assets	2,743	3,349
Margin deposits on derivatives	12,254	15,656
Segregated fund assets	1,463	1,795
Pension assets (Note 28)	936	1,052
Receivable from brokers, dealers and clients	4,142	4,608
Other	6,278	5,371
Total	$34,941	$37,256

20	Deposits

	2023						2022
	Payable on demand(1)
As at October 31 ($ millions)	Interest- bearing	Non-interest- bearing	Payable after notice(2)		Payable on a fixed date(3)	Total
Personal	$4,989	$10,289	$148,027		$125,312	$288,617	$265,892
Business and government	161,121	32,421	46,431		372,294	612,267	597,617
Financial institutions	12,871	851	1,876		35,851	51,449	52,672
Total	$178,981	$43,561	$196,334	(4)	$533,457	$952,333	$916,181
Recorded in:
Canada	$128,274	$23,256	$160,728		$366,938	$679,196	$642,977
United States	41,207	42	4		55,554	96,807	104,984
United Kingdom	–	–	422		21,140	21,562	24,243
Mexico	–	7,321	13,252		20,851	41,424	31,841
Peru	4,586	456	4,782		6,036	15,860	16,439
Chile	1,389	4,783	156		17,396	23,724	22,105
Colombia	32	531	4,261		4,756	9,580	8,211
Other International	3,493	7,172	12,729		40,786	64,180	65,381
Total(5)	$178,981	$43,561	$196,334		$533,457	$952,333	$916,181

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $123 (2022 – $156) of non-interest bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $320,088 (2022 – $326,041), deposits denominated in Chilean pesos amount to $20,200 (2022 – $18,740), deposits denominated in Mexican pesos amount to $38,127 (2022 – $29,269) and deposits denominated in other foreign currencies amount to $116,926 (2022 – $106,817).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2023	$66,726	$39,525	$62,675	$130,384	$19,021	$318,331
As at October 31, 2022	$53,656	$36,035	$62,891	$110,015	$21,440	$284,037

(1)	The majority of foreign term deposits are in excess of $100,000.

2023 Scotiabank Annual Report  |  205

Consolidated Financial Statements

21	Subordinated Debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2023	2022
Maturity date	Interest rate (%)	Terms(1)	Carrying value(2)	Carrying value(2)
June 2025	8.90	Redeemable at any time.	$252	$253
December 2025(3)	4.50	U.S.$1,250 million.	1,714	1,690
January 2029(3)	3.89	Redeemable on or after January 18, 2024. After January 18, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.58%.	1,752	1,770
July 2029(3)	2.836	Redeemable on or after July 3, 2024. After July 3, 2024, interest will be payable at an annual rate equal to the three-month bankers’ acceptance rate plus 1.18% or the applicable alternative rate, including adjustments, as specified in the terms of the instrument.	1,339	1,459
August 2085	Floating	On August 31, 2023, the Bank redeemed these notes at 100% of their principal amount plus accrued interest to the redemption date.	–	78
May 2037(3)	4.588	U.S.$1,250 million. Redeemable between April 12, 2027, and May 4, 2032. On May 4, 2032, interest will reset at the then prevailing 5-year U.S. treasury rate plus 2.050%.	1,676	1,644
May 2032(3)	3.934	Redeemable on or after May 3, 2027. After May 3, 2027, interest will be payable quarterly at the then prevailing three-month bankers’ acceptance rate plus 1.52%.	1,587	1,575
December 2032(3)	1.800	JPY 33,000 million. Redeemable on December 20, 2027. After December 20, 2027, interest will be payable semi-annually at the reference Japanese Government Bond rate plus 1.681% on the reset date.	301	–
August 2033(3)	5.679	Redeemable on or after August 2, 2028. After August 2, 2028, interest will be payable at an annual rate equal to Daily Compounded CORRA plus 2.100%.	962	–
December 2033(3)	1.830	JPY 12,000 million. Redeemable on December 1, 2028. After December 1, 2028, interest rate on the debentures will be reset to the prevailing yield of Japanese Government Bond rate plus 1.477% on the reset date.	110	–
			$9,693	$8,469

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)

The carrying value of subordinated debentures may differ from par value due to the impact of fair value hedges used for managing interest rate risk and subordinated debentures held for market-making purposes.

(3)

These debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, outstanding debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price and, where applicable, subject to translation at foreign exchange rates in effect at the time of conversion. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in the respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average).

22	Other Liabilities

As at October 31 ($ millions)	2023	2022
Accrued interest	$7,594	$3,612
Lease liabilities(1)	3,202	3,323
Accounts payable and accrued expenses	7,819	6,995
Current tax liabilities	728	464
Deferred tax liabilities (Note 27)	1,446	1,100
Gold and silver certificates and bullion	439	372
Margin and collateral accounts	8,531	9,029
Segregated fund liabilities	1,463	1,795
Payables to brokers, dealers and clients	1,565	1,957
Provisions (Note 23)	573	287
Allowance for credit losses on off-balance sheet exposures (Note 13)	149	108
Pension liabilities (Note 28)	521	549
Other liabilities of subsidiaries and structured entities	26,836	25,010
Other	8,663	8,098
Total	$69,529	$62,699

(1)	Represents discounted value of lease liabilities.

The table below sets out a maturity analysis of undiscounted lease liabilities showing the lease payments to be made after the reporting date:

As at October 31 ($ millions)	2023	2022
Within 1 year	$428	$425
1 to 2 years	410	414
2 to 3 years	405	404
3 to 4 years	398	387
4 to 5 years	371	373
After 5 years	1,852	1,962
Total	$3,864	$3,965

206  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

23	Provisions

($ millions)
As at November 1, 2021	$296
Provisions made during the year	149
Provisions utilized / released during the year	(158)
Balance as at October 31, 2022	$287
Provisions made during the year	470
Provisions utilized / released during the year	(184)
Balance as at October 31, 2023	$573

Restructuring Charge

In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million related to workforce reductions as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels. Of these amounts, which were all recorded in the Other operating segment, $316 million was the restructuring charge included in other liabilities - provisions.

Prior Year

In the prior year, the Bank recorded a restructuring charge of $85 million, primarily related to the strategic decision to realign the Bank’s Global Banking and Markets businesses in Asia Pacific to focus on select banking and capital markets activities in the region. The charge also included the cost of reducing Canadian and international full-time technology employees, driven by our ongoing technology modernization and digital transformation. These changes are a result of the Bank’s commitment to simplify processes and optimize distribution channels to run businesses more effectively while meeting changing customer needs and our evolving geographical focus. This charge was recorded in the Other operating segment.

Legal

In the ordinary course of business, the Bank and its subsidiaries are and have been subject to a variety of pending and threatened legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. The Bank reviews the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as the Bank believes to be in its best interest. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action or regulatory proceeding and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Prior Years

In 2021, the Bank recorded settlement and litigation provisions in the amount of $62 million in connection with the Bank’s former metals business. These provisions were recorded in the Other operating segment.

The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $165 million, which arose from certain client transactions which occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was heard by the Peruvian Constitutional Court in June 2023 and a decision is pending. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued interest for procedural reasons. With respect to this interest component, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes, pursuant to the provisions of the Canada-Peru Free Trade Agreement and the matter is proceeding through the arbitration process. The claim arises out of the Constitutional Court of Peru’s inequitable treatment of Scotiabank Peru’s rights in breach of the Canada-Peru Free Trade Agreement. The Bank is confident that it will be successful in these matters and intends to continue to defend its position. Accordingly, no amounts have been accrued in the consolidated financial statements.

24	Common shares, preferred shares and other equity instruments

(a)	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2023			2022
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,191,375,095		$18,707	1,215,337,523		$18,507
Issued in relation to share-based payments, net (Note 26)	415,247		28	1,951,372		136
Issued in relation to the acquisition of a subsidiary or associated corporation	–		–	7,000,000		570
Issued in relation to the Shareholder Dividend and Share Purchase Plan(1)	22,254,078		1,374	–		–
Repurchased for cancellation under the Normal Course Issuer Bid	–		–	(32,913,800)		(506)
Outstanding at end of year	1,214,044,420	(2)	$20,109	1,191,375,095	(2)	$18,707

(1)

Commencing with the dividend declared on February 28, 2023 and paid on April 26, 2023, the Bank issued to participants of the Shareholder Dividend and Share Purchase Plan (the “Plan”), common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.

(2)

In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2023, the number of such shares bought was 19,133,834 and sold was 19,132,702 (2022 – 17,757,599 bought and 17,757,599 sold).

2023 Scotiabank Annual Report  |  207

Consolidated Financial Statements

Dividend

The dividends paid on common shares in fiscal 2023 and 2022 were $5,003 million ($4.18 per share) and $4,858 million ($4.06 per share), respectively. The Board of Directors approved a quarterly dividend of $1.06 per common share at its meeting on November 27, 2023. This quarterly dividend applies to shareholders of record at the close of business on January 3, 2024, and is payable January 29, 2024. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

Normal Course Issuer Bid

The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the year ended October 31, 2023. The Bank’s previous normal course issuer bid terminated on December 1, 2022. Under this program, the Bank repurchased and cancelled approximately 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million. These repurchases were carried out prior to October 31, 2022.

Non-viability Contingent Capital

The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC limited recourse capital notes, and NVCC preferred shares as at October 31, 2023 would be 5,046 million common shares (2022 – 4,580 million common shares) based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends (refer to Note 21 – Subordinated debentures and Note 24(b) – Preferred shares and other equity instruments for further details).

(b)	Preferred shares and other equity instruments

Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2023				2022
As at October 31 ($ millions)	Number of shares	Amount	Dividends declared per share(1)	Conversion feature	Number of shares	Amount	Dividends declared per share	Conversion feature
NVCC Preferred shares:(a)
Series 38(b)	–	–	–	–	–	–	0.303125	Series 39
Series 40(c)	12,000,000	300	1.212500	Series 41	12,000,000	300	1.212500	Series 41
Total preferred shares	12,000,000	$300			12,000,000	$300

(1)	Dividends declared from November 1, 2022 to October 31, 2023.

Terms of NVCC preferred shares

	First issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
NVCC Preferred shares(a):
Series 40(c)	October 12, 2018	25.00	0.362100	January 29, 2019	2.43%	January 27, 2024	25.00

(a)

Non-cumulative preferential cash dividends on all series are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares Non Viability Contingent Capital (NVCC) (Series 40) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on such Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated rate reset spread, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 41 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares NVCC (Series 41) are payable, at a rate equal to the sum of the three month Government of Canada Treasury Bill rate plus the rate reset spread of the converted preferred shares, multiplied by $25.00. For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

(b)

On January 27, 2022 the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 38 at a price equal to $25.00 per share plus dividends declared on November 30, 2021 of $0.3031250 per Series 38 share.

(c)

Holders of Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (NVCC) will have the option to convert shares into an equal number of Non-cumulative Floating Rate Preferred Shares Series 41 (NVCC) on January 27, 2024, and on January 27 every five years thereafter. If outstanding, holders of Non-cumulative Floating Rate Reset Preferred Shares Series 41 (NVCC) will have the option to convert shares into an equal number of Non-cumulative 5-Year Rate Reset Preferred Shares Series 40 (NVCC) on January 27, 2029, and on January 27 every five years thereafter. With respect to Series 40 and 41, if the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 preferred shares of such Series issued and outstanding on an applicable conversion date, then all of the issued and outstanding preferred shares of such Series will automatically be converted into an equal number of the preferred shares of the other relevant Series. With regulatory approval, Series 40 preferred shares may be redeemed by the Bank on January 27, 2024 and every five years thereafter, and for Series 41 preferred shares, if outstanding, on January 27, 2029 and every five years thereafter, at $25.00 per share, together with declared and unpaid dividends.

Under NVCC provisions, NVCC preferred shares Series 40 and 41, if outstanding, are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 40 and 41, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or (subject to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average).

208  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

Other equity instruments

Other equity instruments are comprised of NVCC additional Tier 1 qualifying regulatory capital notes:

									2023			2022
First issue date/ Series number	Notional Amount (millions)		Next reset date	Interest rate	Interest rate after reset		Next redemption date	Redemption frequency after reset(1)	Amount	Distributions paid per Note(2)		Amount	Distributions paid per Note(2)
Subordinated Additional Tier 1 Capital Notes(3)(4)
October 12, 2017(5)	U.S.$	1,250	January 12, 2024	8.33538%	SOFR +2.90961	(5) %	January 12, 2024	Quarterly	$1,560	U.S.$	76.23	$1,560	U.S.$	46.50
June 4, 2020	U.S.$	1,250	June 4, 2025	4.900%	UST +4.551	(6) %	June 4, 2025	Every five years	$1,689	U.S.$	49.00	$1,689	U.S.$	49.00
Limited Recourse Capital Notes(3)(7)
Series 1(8)		$1,250	July 27, 2026	3.700%	GOC +2.761	(9) %	June 27, 2026	Every five years	$1,250		$37.00	$1,250		$37.00
Series 2(10)	U.S.$	600	October 27, 2026	3.625%	UST +2.613	(6) %	October 27, 2026	Quarterly	$753	U.S.$	36.25	$753	U.S.$	38
Series 3(11)		$1,500	July 27, 2027	7.023%	GOC +3.95	(9) %	June 27, 2027	Every five years	$1,500		$70.23	$1,500		$25
Series 4(12)	U.S.$	750	October 27, 2027	8.625%	UST +4.389	(6) %	October 27, 2027	Quarterly	$1,023	U.S.$	86.73	$1,023	U.S.$	–
Total other equity instruments									$7,775			$7,775

(1)

Each security is redeemable at the sole discretion of the Bank on the first reset date and every quarter or five years, as applicable, thereafter. Limited Recourse Capital Notes (LRCN) Series 1 and Series 3 are also redeemable in the one month period preceding each reset date. The securities are also redeemable following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory consent and occur at a redemption price of par plus accrued and unpaid interest (unless canceled, where applicable).

(2)	Distributions paid from November 1 to October 31 in the relevant fiscal year per face amount of $1,000 or U.S.$1,000, as applicable.
(3)	The securities rank pari passu to each other and are the Bank’s direct unsecured obligations, ranking subordinate to Bank’s other subordinated indebtedness.
(4)

While interest is payable on the securities when it becomes due, the Bank may, at its sole discretion and with notice, cancel interest payments. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

(5)

CME 3-month Term SOFR. In respect of these securities, on June 28, 2023, the Bank announced the interest rate transition from three-month USD LIBOR to three-month Term SOFR, plus a spread adjustment of 26.161 bps, for interest periods commencing on or after July 12, 2023.

(6)	The then-prevailing five-year U.S. Treasury Rate.
(7)

Interest on LRCN is non-deferrable, however, non-payment of interest that is not cured within five business days results in a Recourse Event. A Recourse Event of the respective Series occurs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of the LRCNs, (d) an event of default occurs (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. Upon the occurrence of a Recourse Event, the noteholder’s sole recourse will be limited to their proportionate share of the Series’ respective assets held in Scotiabank LRCN Trust, a consolidated entity, which consist initially of the respective AT1 Notes or, following an NVCC Trigger Event, common shares. Refer to Note 24(c) – Restriction on payment of dividends and retirement of shares.

(8)

On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 1 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(9)	The then-prevailing five-year Government of Canada yield.
(10)

On October 7, 2021, the Bank issued U.S.$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 2 (NVCC) (“LRCN Series 2”). In connection with the issuance of LRCN Series 2, the Bank issued U.S.$600 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 2 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(11)

On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC) (“LRCN Series 3”). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 3 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

(12)

On October 25, 2022, the Bank issued U.S.$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 4 (NVCC) (“LRCN Series 4”). In connection with the issuance of LRCN Series 4, the Bank issued U.S.$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the Series 4 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure.

Contractual NVCC provisions contained in the Bank’s Subordinated Additional Tier 1 Capital Notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of the LRCNs, trigger conversion of these securities into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, outstanding Subordinated Additional Tier 1 Capital Notes (NVCC), would be converted into common shares pursuant to an automatic conversion formula defined as 125% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) $5.00 (subject to adjustments in certain events and converted to U.S. dollar-equivalent, where applicable, each as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average and converted to U.S. dollar-equivalent, where applicable). U.S. dollar equivalents of the floor price and the current market price, where applicable, are based on the CAD/USD exchange rate on the day prior to the trigger event.

The notes above have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the respective dates of issuance, the Bank has assigned an insignificant value to each liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

During the year ended October 31, 2023, the Bank paid aggregate distributions on these notes of $405 million (2022 – $239 million), net of income taxes of $75 million (2022 – $30 million), based on exchange rates in effect on the payment dates, where applicable.

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Consolidated Financial Statements

(c)	Restrictions on payment of dividends and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions are not paid in full on the Bank’s Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective AT1 Notes, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

25	Capital Management

The primary regulator over the Bank’s consolidated capital adequacy is the Office of the Superintendent of Financial Institutions, Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS). OSFI requires Canadian deposit-taking institutions to fully implement the Basel III reforms and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition, OSFI expects D-SIBs to hold a Domestic Stability Buffer. In December 2022 OSFI announced that the DSB will increase to 3.0% of total risk-weighted assets (RWA), effective February 1, 2023, and has increased the DSB’s range from 0% to 4.0%. OSFI’s minimum regulatory capital ratio requirements, including the D-SIB 1.0% surcharge and its DSB are: 11.0%, 12.5% and 14.5% for CET1, Tier 1 and Total capital ratios, respectively. In addition, in June 2023 OSFI announced an additional 0.5% increase to its DSB, resulting in a DSB of 3.5% of total RWA, effective November 1, 2023.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. Institutions are expected to maintain an operating buffer above the 3.5% minimum, including the D-SIB surcharge of 0.5%, effective Q2 2023.

The Bank’s regulatory capital ratios were as follows:

As at October 31 ($ millions)	2023	2022
	Revised Basel III	Basel III
Capital(1)(2)
Common Equity Tier 1 capital	$57,041	$53,081
Net Tier 1 capital	65,223	61,262
Total regulatory capital	75,651	70,710
Total loss absorbing capacity (TLAC)(3)	134,504	126,565
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)(2)	$440,017	$462,448
Leverage exposures(4)	1,562,963	1,445,619
Regulatory ratios(1)(2)
Common Equity Tier 1 capital ratio	13.0%	11.5%
Tier 1 capital ratio	14.8%	13.2%
Total capital ratio	17.2%	15.3%
Total loss absorbing capacity ratio(3)	30.6%	27.4%
Leverage ratio(4)	4.2%	4.2%
Total loss absorbing capacity leverage ratio(3)	8.6%	8.8%

(1)	Regulatory ratios and amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to ratios and amounts reported in 2022.
(2)

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior year regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)

2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior year leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

The Bank exceeded the OSFI regulatory minimum capital ratios as at October 31, 2023.

210  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

26	Share-Based Payments

(a)	Stock option plans

The Bank grants stock options as part of the employee Stock Option Plan as well as stand-alone stock appreciation rights (SARs). Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to select employees at an exercise price of the higher of the closing price of the Bank’s common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

Stock options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. There is a total of 141 million common shares which have been reserved for issuance under the Bank’s employee Stock Option Plan of which 117 million common shares have been issued as a result of the exercise of options and 12 million common shares are committed under outstanding options, leaving 12 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 9, 2023 to December 8, 2032.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The Stock Option Plan includes:

•	Stock options

Employee stock options granted are equity-classified stock options which call for settlement in shares.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2023 was $115 million (2022 – $104 million).

In 2023, an expense of $14 million (2022 – $10 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2023, future unrecognized compensation cost for non-vested stock options was $9 million (2022 – $7 million) which is to be recognized over a weighted-average period of 2.06 years (2022 – 2.07 years).

•	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to select employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2023, 111,692 SARs were granted (2022 – 85,136) and as at October 31, 2023, 609,406 SARs were outstanding (2022 – 558,053), of which 604,748 SARs were vested (2022 – 552,272).

The impact to the Bank’s financial statements of vested and outstanding SARs was not material.

Determination of fair values

The share-based payment expense for stock options was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2023 and 2022 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2023 Grant	2022 Grant
Assumptions
Risk-free interest rate %	3.33%	1.42%
Expected dividend yield	5.79%	4.11%
Expected price volatility	20.58%	17.67%
Expected life of option	6.93 Years	6.7 Years
Fair value
Weighted-average fair value	$6.81	$7.54

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

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Consolidated Financial Statements

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2023		2022
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	9,907	$73.24	10,458	$69.08
Granted	2,478	68.58	1,716	85.46
Exercised as options	(415)	59.07	(1,951)	62.04
Exercised as SARs	(7)	55.63	(133)	67.37
Forfeited	(272)	74.07	(183)	74.30
Expired	(133)	72.92	–	–
Outstanding at end of year	11,558	$72.74	9,907	$73.24
Exercisable at end of year	5,088	$71.90	4,304	$70.24
Available for grant	12,480		14,546

	Options Outstanding			Options Exercisable
As at October 31, 2023	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$55.63 to $68.32	1,586	1.02	$64.35	1,580	$64.35
$68.33 to $74.34	7,542	6.66	$70.80	2,707	$73.37
$74.35 to $85.46	2,430	6.61	$84.26	801	$81.81
	11,558	5.88	$72.74	5,088	$71.90

(1)	Excludes SARs.

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50-60% of eligible contributions, depending on the region, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2023, the Bank’s contributions totalled $87 million (2022 – $80 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2023, an aggregate of 20 million common shares were held under the employee share ownership plans (2022 – 19 million). The shares in the employee share ownership plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. Most grants of units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of the Performance Share Units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2023, an aggregate expense of $320 million (2022 – $328 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes losses from derivatives used to manage the volatility of share-based payments of $131 million (2022 – $120 million losses).

As at October 31, 2023, the share-based payment liability recognized for vested awards under these plans was $741 million (2022 – $763 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2023, there were 2,243,413 units (2022 – 1,890,117) awarded and outstanding of which 1,579,420 units were vested (2022 – 1,388,033).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2023, there were 336,929 units outstanding (2022 – 289,646).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, select employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting, all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2023, there were 6,717,498 units (2022 – 5,200,515) awarded and outstanding of which 4,804,239 were vested (2022 – 3,390,197).

212  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units which, for the majority of grants, vest at the end of three years. Certain grants provide for a graduated vesting schedule which includes a specific performance factor calculation. PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of units due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2023, there were 7,382,945 units (2022 – 7,525,441) outstanding subject to performance criteria, of which 6,059,966 units were vested (2022 – 5,944,343).

27	Corporate Income Taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2023	2022
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$736	$1,779
Provincial	626	1,190
Adjustments related to prior periods	715	(251)
Foreign	1,053	897
Adjustments related to prior periods	(6)	(86)
	3,124	3,529
Deferred income taxes:
Domestic:
Federal	(604)	(543)
Provincial	(274)	(341)
Foreign	(20)	113
	(898)	(771)
Total provision for income taxes in the Consolidated Statement of Income	$2,226	$2,758
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(168)	$(2,651)
Deferred income taxes	(325)	945
	(493)	(1,706)
Reported in:
Other Comprehensive Income	(418)	(1,671)
Retained earnings	(75)	(35)
Other reserves	–	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(493)	(1,706)
Total provision for income taxes	$1,733	$1,052
Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$(828)	$(771)
Deferred tax expense (benefit) of tax rate changes	(70)	–
	$(898)	$(771)

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Consolidated Financial Statements

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2023		2022
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at Canadian statutory rate	$2,705	27.7%	$3,394	26.2%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(710)	(7.3)	(375)	(2.9)
Tax-exempt income from securities	(341)	(3.5)	(284)	(2.2)
Other, net(1)	572	5.9	23	0.2
Total income taxes and effective tax rate(2)	$2,226	22.8%	$2,758	21.3%

(1)	Includes $579 tax expense for the CRD and $48 tax benefit from the non-taxable gain related to the divestiture of the equity interest in CTFS.
(2)	The federal statutory income tax rate increased by 1.5% due to the enactment of certain federal budget measures announced in 2022.

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2023	2022	2023	2022
Deferred tax assets:
Loss carryforwards	$(201)	$(904)	$1,281	$1,079
Allowance for credit losses	(172)	(17)	1,155	969
Deferred compensation	(77)	42	274	199
Deferred income	(95)	192	127	54
Property and equipment	(19)	(60)	339	359
Pension and other post-retirement benefits	(48)	10	321	234
Securities	(15)	(65)	386	433
Lease liabilities	(1)	(31)	936	946
Cash flow hedges	–	–	–	–
Other	(177)	(81)	573	380
Total deferred tax assets	$(805)	$(914)	$5,392	$4,653
Deferred tax liabilities:
Cash flow hedges	$–	$–	$127	$159
Deferred compensation	(19)	(7)	180	148
Deferred income	(23)	(7)	36	40
Property and equipment	174	135	569	810
Pension and other post-retirement benefits	1	(12)	120	106
Securities	(152)	(54)	385	236
Investment in subsidiaries and associates	43	(14)	67	126
Intangible assets	160	37	1,454	1,613
Other	(91)	(221)	370	612
Total deferred tax liabilities	$93	$(143)	$3,308	$3,850
Net deferred tax assets (liabilities)(1)	$(898)	$(771)	$2,084	$803

(1)

For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $2,084 (2022 – $803) are represented by deferred tax assets of $3,530 (2022 – $1,903), and deferred tax liabilities of $1,446 (2022 – $1,100) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2023	2022
Balance at beginning of year	$803	$902
Deferred tax benefit (expense) for the year recorded in income	898	771
Deferred tax benefit (expense) for the year recorded in equity	325	(945)
Disposed in divestitures	–	–
Other	58	75
Balance at end of year	$2,084	$803

214  |  2023 Scotiabank Annual Report

Consolidated Financial Statements

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $10 million (October 31, 2022 – $30 million). The amount related to unrecognized losses is $10 million, which will expire as follows: $4 million between 2023 and 2033 and $6 million has no expiry.

Included in the net deferred tax asset are tax benefits of $2,563 million (2022 – $1,420 million) that relate to tax losses incurred in Canadian or foreign operations in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

The amount of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures for which deferred tax liabilities have not been recognized at October 31, 2023 is approximately $50 billion (2022 – $41 billion).

Tax Assessments

The Bank received reassessments totaling $1,555 million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011–2018 taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed a Notice of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 taxation year. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 taxation year totaling $2 million of tax and interest.

A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014 – 2018 taxation years totaling $551 million of tax, penalties, and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2018 taxation years.

In respect of both matters the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

Canadian Federal Tax Measures

On December 15, 2022, certain Canadian federal tax measures impacting the Bank were enacted into law including the Canada Recovery Dividend (CRD), a one-time 15% tax on taxable income in excess of $1 billion, as well as an increase of 1.5% to the federal corporate income tax rate on taxable income above $100 million.

The impact of these enacted tax measures was recognized in the Bank’s financial results for the year ended October 31, 2023. The Bank recognized income tax expense of $579 million in the Consolidated Statement of Income for the present value of the total CRD payable of approximately $640 million. The difference will accrete as interest expense over the remaining four-year period. The increase in the Canadian statutory tax rate resulted in a benefit of $39 million related to the 2022 taxation year, recorded in Q1 2023. This included the revaluation of the Bank’s deferred tax assets and liabilities. Of this amount, $13 million was recognized in the Consolidated Statement of Income and the remainder in Other Comprehensive Income.

Global Minimum Tax

The OECD published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises pay a minimum effective tax rate of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules.

On May 23, 2023, the IASB issued amendments to IAS 12 Income Taxes introducing a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two global minimum tax rules. Additional disclosures will be required in future periods for current taxes related to effective rules and impacts from enacted legislation not yet in effect. The Bank has applied the deferred tax exception and will continue monitoring the progress of relevant legislation globally to determine the impact upon substantive enactment.

28	Employee Benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, U.S., Mexico, UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well-defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statutes.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, which includes a closed defined benefit (DB) component. Employees hired in Canada on or after May 1, 2018, participate in a defined contribution (DC) component only. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to maintain compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

•

The Human Capital and Compensation Committee (HCOB) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HCOB also reviews and recommends any amendments to the SPP to the Board of Directors.

•

PAIC is responsible for recommending the investment policy to the HCOB, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.

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Consolidated Financial Statements

•	The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment managers.
•

The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2022. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Other benefit plans

The principal other benefit plans include plans in Canada, U.S., Mexico, Uruguay, UK, Jamaica, Trinidad & Tobago, Colombia and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans is based on a number of assumptions. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

•	there is a decline in discount rates; and/or
•	plan assets returns are less than expected; and/or
•	plan members live longer than expected; and/or
•	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a)	Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2023	SPP	Other	International	Canada	International
Percentage of total benefit obligations	71%	15%	14%	48%	52%
Percentage of total plan assets	73%	11%	16%	0%	100%
Percentage of total benefit expense(1)	71%	26%	3%	42%	58%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2022	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	15%	13%	52%	48%
Percentage of total plan assets	74%	11%	15%	0%	100%
Percentage of total benefit expense(1)	74%	25%	1%	31%	69%

(1)	Excludes non-routine benefit expense items such as past service costs, curtailment charges and settlement charges.

b)	Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2023, and the prior year.

Contributions to the principal plans for the year ended October 31 ($ millions)	2023	2022
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP (excluding DC provision)	$15	$184
All other plans	103	80
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	64	59
Defined contribution pension and other benefit plans (cash contributions)	159	126
DC pension contributions funded from pension plan surplus	(59)	–
Total contributions(1)	$282	$449

(1)

Based on preliminary estimates, the Bank expects to make contributions of $78 to the SPP (excluding the DC provision), $63 to all other defined benefit pension plans, $66 to other benefit plans and $185 to all defined contribution plans (less $63 which is expected to be funded from pension plan surplus) for the year ending October 31, 2024.

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Consolidated Financial Statements

c)	Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans		Other benefit plans
As at October 31 ($ millions)	2023	2022	2023	2022
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$339	$353	$873	$902
Benefit obligation of plans that are wholly or partly funded	7,330	7,277	241	221

Funded status
Benefit obligation of plans that are wholly or partly funded	$7,330	$7,277	$241	$221
Fair value of assets	8,139	8,309	113	116
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$809	$1,032	$(128)	$(105)
Benefit obligation of plans that are wholly unfunded	339	353	873	902
Excess (deficit) of fair value of assets over total benefit obligation	$470	$679	$(1,001)	$(1,007)
Effect of asset limitation and minimum funding requirement	(55)	(176)	–	–
Net asset (liability) at end of year	$415	$503	$(1,001)	$(1,007)

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Consolidated Financial Statements

d)	Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	2023	2022	2023	2022
Change in benefit obligation
Benefit obligation at beginning of year	$7,630	$9,584	$1,123	$1,302
Current service cost	218	281	20	22
Interest cost on benefit obligation	428	335	77	61
Employee contributions	26	25	–	–
Benefits paid	(406)	(457)	(94)	(89)
Actuarial loss (gain)	(278)	(2,234)	(42)	(226)
Past service cost	(1)	34	(2)	(1)
Business acquisition	–	–	(1)	–
Settlements	–	–	–	(2)
Foreign exchange	52	62	33	56
Benefit obligation at end of year	$7,669	$7,630	$1,114	$1,123

Change in fair value of assets
Fair value of assets at beginning of year	8,309	9,464	116	143
Interest income on fair value of assets	480	363	12	13
Return on plan assets in excess of (less than) interest income on fair value of assets	(351)	(1,402)	2	(24)
Employer contributions	59	264	64	59
Employee contributions	26	25	–	–
Benefits paid	(406)	(457)	(94)	(89)
Administrative expenses	(12)	(12)	–	–
Business acquisition	–	–	–	–
Settlements	–	–	–	(2)
Foreign exchange	34	64	13	16
Fair value of assets at end of year	$8,139	$8,309	$113	$116

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	470	679	(1,001)	(1,007)
Effect of asset limitation and minimum funding requirement(1)	(55)	(176)	–	–
Net asset (liability) at end of year	$415	$503	$(1,001)	$(1,007)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	936	1,052	2	1
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(521)	(549)	(1,003)	(1,008)
Net asset (liability) at end of year	$415	$503	$(1,001)	$(1,007)

Annual benefit expense
Current service cost	218	281	20	22
Net interest expense (income)	(33)	(20)	65	48
Administrative expenses	13	15	–	–
Past service costs	(1)	34	(2)	(1)
Amount of settlement (gain) loss recognized	–	–	–	–
Remeasurement of other long-term benefits	–	–	(2)	(9)
Benefit expense (income) recorded in the Consolidated Statement of Income	$197	$310	$81	$60
Defined contribution benefit expense	$158	$125	$1	$1

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	351	1,402	(2)	24
Actuarial loss (gain) on benefit obligation	(278)	(2,234)	(40)	(217)
Change in the asset limitation	(139)	70	–	–
Remeasurements recorded in OCI	$(66)	$(762)	$(42)	$(193)
Total benefit cost	$289	$(327)	$40	$(132)
Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets (net of administrative expenses)	$117	$(1,051)	$14	$(11)
Actuarial (gains) and losses from changes in demographic assumptions	40	–	(7)	3
Actuarial (gains) and losses from changes in financial assumptions	(406)	(2,256)	(28)	(219)
Actuarial (gains) and losses from changes in experience	88	22	(7)	(10)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	57	58	–	–
In property occupied by Scotiabank	4	4	–	–

Change in asset ceiling/onerous liability
Asset ceiling /onerous liability at end of prior year	176	85	–	–
Interest expense	19	8	–	–
Remeasurements	(139)	70	–	–
Foreign exchange	(1)	13	–	–
Asset ceiling /onerous liability at end of year	$55	$176	$–	$–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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Consolidated Financial Statements

e)	Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2023 is 12.9 years (2022 – 12.9 years).

	Pension plans		Other benefit plans
For the year ended October 31	2023	2022	2023	2022
Disaggregation of the benefit obligation (%)
Canada
Active members	48%	49%	3%	3%
Inactive and retired members	52%	51%	97%	97%
Total	100%	100%	100%	100%
Mexico
Active members	27%	26%	35%	40%
Inactive and retired members	73%	74%	65%	60%
Total	100%	100%	100%	100%
United States
Active members	39%	42%	41%	36%
Inactive and retired members	61%	58%	59%	64%
Total	100%	100%	100%	100%

f)	Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans		Other benefit plans
For the year ended October 31	2023	2022	2023	2022
Benefit obligation at end of year
Discount rate – all plans	6.13%	5.77%	7.36%	7.01%
Discount rate – Canadian plans only	5.70%	5.41%	5.80%	5.40%
Rate of increase in future compensation(1)(2)	3.96%	3.90%	4.61%	4.67%
Benefit expense (income) for the year
Discount rate – All plans
Discount rate for defined benefit obligations	5.77%	4.24%	7.01%	4.94%
Discount rate for net interest cost	5.76%	3.81%	6.96%	4.65%
Discount rate for service cost	5.80%	4.43%	7.09%	5.17%
Discount rate for interest on service cost	5.71%	3.98%	7.09%	5.07%
Discount rate – Canadian plans only
Discount rate for defined benefit obligations	5.41%	4.08%	5.40%	3.28%
Discount rate for net interest cost	5.40%	3.59%	5.31%	2.82%
Discount rate for service cost	5.41%	4.18%	5.49%	3.64%
Discount rate for interest on service cost	5.30%	3.70%	5.49%	3.46%
Rate of increase in future compensation(1)(2)	3.90%	2.79%	4.67%	4.30%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	5.68%	5.67%
Ultimate rate	n/a	n/a	4.93%	4.86%
Year ultimate rate reached	n/a	n/a	2040	2040
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.6	23.5	23.6	23.5
Life expectancy at 65 for current pensioners – female	24.7	24.6	24.7	24.6
Life expectancy at 65, for future pensioners currently aged 45 – male	24.5	24.5	24.5	24.5
Life expectancy at 65, for future pensioners currently aged 45 – female	25.6	25.5	25.6	25.5
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.6	21.6	21.6	21.6
Life expectancy at 65 for current pensioners – female	23.9	23.9	23.9	23.9
Life expectancy at 65, for future pensioners currently aged 45 – male	21.6	21.6	21.6	21.6
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	22.0	21.9	22.0	21.9
Life expectancy at 65 for current pensioners – female	23.4	23.3	23.4	23.3
Life expectancy at 65, for future pensioners currently aged 45 – male	23.3	23.3	23.3	23.3
Life expectancy at 65, for future pensioners currently aged 45 – female	24.8	24.7	24.8	24.7

(1)

The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

(2)

The weighted average rates of increase in future compensation shown only consider long-term rates. In some regions, higher rates of increase are assumed in the short term but are not included in the weighted average rates disclosed.

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Consolidated Financial Statements

g)	Sensitivity analysis

The sensitivity analysis represents the impact of a change in a single assumption with other assumptions left unchanged. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2023 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,111	$83	$130	$5
0.25% increase in rate of increase in future compensation	60	3	–	–
1% increase in health care cost trend rate	n/a	n/a	97	12
1% decrease in health care cost trend rate	n/a	n/a	(79)	(10)
1 year increase in Canadian life expectancy	123	9	12	1
1 year increase in Mexican life expectancy	2	–	3	–
1 year increase in the United States life expectancy	2	–	2	–

h)	Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets across different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment managers – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. Derivatives constitute a relatively small component of the investment strategy and cannot be used without specific authorization; currently, the main uses of derivatives are for duration management and currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are not common, and typically reflect a change in the pension plan’s situation (e.g. plan amendments) and/or in the investment strategy. Actual asset mix is reviewed regularly and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded, with the exception of certain programs in Mexico.

The tables below show the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans		Other benefit plans
Asset category %	Actual 2023	Actual 2022	Actual 2023	Actual 2022
Cash and cash equivalents	3%	4%	1%	–%
Equity investments
Quoted in an active market	39%	38%	34%	37%
Non quoted	5%	5%	–%	–%
	44%	43%	34%	37%
Fixed income investments
Quoted in an active market	5%	4%	61%	58%
Non quoted	35%	36%	–%	–%
	40%	40%	61%	58%
Property
Quoted in an active market	–%	–%	4%	5%
Non quoted	1%	1%	–%	–%
	1%	1%	4%	5%
Other
Quoted in an active market	–%	–%	–%	–%
Non quoted	12%	12%	–%	–%
	12%	12%	–%	–%
Total	100%	100%	100%	100%

Target asset allocation at October 31, 2023 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	–%
Equity investments	42%	38%
Fixed income investments	44%	57%
Property	1%	5%
Other	13%	–%
Total	100%	100%

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Consolidated Financial Statements

29	Operating Segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2023
Taxable equivalent basis ($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management(1)	Global Banking and Markets(1)	Other(1)(2)	Total
Net interest income(3)	$9,756	$8,161	$842	$1,572	$(2,044)	$18,287
Non-interest income(4)(5)	3,087	2,937	4,449	3,980	(433)	14,020
Total revenues	12,843	11,098	5,291	5,552	(2,477)	32,307
Provision for credit losses	1,443	1,868	10	101	–	3,422
Depreciation and amortization(6)	583	563	179	221	274	1,820
Other non-interest expenses	5,284	5,365	3,171	2,841	650	17,311
Income tax expense	1,514	704	491	621	(1,104)	2,226
Net income	$4,019	$2,598	$1,440	$1,768	$(2,297)	$7,528
Net income attributable to non-controlling interests in subsidiaries	–	112	9	–	(3)	118
Net income attributable to equity holders of the Bank	$4,019	$2,486	$1,431	$1,768	$(2,294)	$7,410
Average assets ($ billions)	450	237	34	490	185	1,396
Average liabilities ($ billions)	372	179	40	455	273	1,319

(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2023 amounting to $473 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $71; International Banking – $251; Global Wealth Management – $18; Global Banking and Markets - $1; and Other – $(188).

(6)	Includes impairment charge of software and other intangible assets in the Other segment.

For the year ended October 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management(1)	Global Banking and Markets(1)	Other(1)(2)	Total
Net interest income(3)	$9,001	$6,900	$764	$1,630	$(180)	$18,115
Non-interest income(4)(5)	3,029	2,827	4,617	3,542	(714)	13,301
Total revenues	12,030	9,727	5,381	5,172	(894)	31,416
Provision for credit losses	209	1,230	6	(66)	3	1,382
Depreciation and amortization(6)	601	499	171	162	98	1,531
Other non-interest expenses(6)	4,787	4,713	3,088	2,512	471	15,571
Income tax expense	1,670	618	551	653	(734)	2,758
Net income	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries	–	249	9	–	–	258
Net income attributable to equity holders of the Bank	$4,763	$2,418	$1,556	$1,911	$(732)	$9,916
Average assets ($ billions)	430	207	33	445	167	1,282
Average liabilities ($ billions)	332	152	47	414	263	1,208

(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2022 amounting to $375 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)

Includes net income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $64; International Banking – $250; Global Wealth Management – $14 and Other – $(60).

(6)	Prior period amounts have been restated to conform with current period presentation.

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Consolidated Financial Statements

Geographical segmentation

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2023 ($ millions)(1)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$8,533	$1,019	$2,168	$1,320	$1,830	$564	$1,761	$1,092	$18,287
Non-interest income(1)	8,598	1,351	873	454	593	418	798	935	14,020
Total revenues(2)	17,131	2,370	3,041	1,774	2,423	982	2,559	2,027	32,307
Provision for credit losses	1,492	59	270	404	604	392	123	78	3,422
Non-interest expenses	10,982	1,246	1,488	727	1,014	661	1,437	1,576	19,131
Income tax expense	1,041	276	312	162	135	(21)	197	124	2,226
Subtotal	3,616	789	971	481	670	(50)	802	249	7,528
Net income attributable to non-controlling interests in subsidiaries	(3)	–	22	1	18	(34)	114	–	118
Net income attributable to equity holders of the Bank	$3,619	$789	$949	$480	$652	$(16)	$688	$249	$7,410
Total average assets ($ billions)	$844	$215	$58	$28	$61	$14	$34	$142	$1,396

(1)	Includes net income from investments in associated corporations for Canada – $(115), Peru – $3, Chile – $10, Colombia - $(2), Caribbean and Central America – $117, and Other International – $140.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2022 ($ millions)(1)	Canada	United States	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other International	Total
Net interest income	$9,827	$945	$1,736	$1,171	$1,604	$631	$1,436	$765	$18,115
Non-interest income(1)	8,149	1,103	748	422	538	388	719	1,234	13,301
Total revenues(2)	17,976	2,048	2,484	1,593	2,142	1,019	2,155	1,999	31,416
Provision for credit losses	180	(13)	232	342	221	216	175	29	1,382
Non-interest expenses	9,928	1,040	1,223	628	870	682	1,335	1,396	17,102
Income tax expense	1,697	260	196	173	95	39	150	148	2,758
Subtotal	6,171	761	833	450	956	82	495	426	10,174
Net income attributable to non-controlling interests in subsidiaries	1	–	19	6	104	35	93	–	258
Net income attributable to equity holders of the Bank	$6,170	$761	$814	$444	$852	$47	$402	$426	$9,916
Total average assets ($ billions)	$765	$207	$46	$27	$53	$14	$32	$138	$1,282

(1)	Includes net income from investments in associated corporations for Canada – $4, Peru – $7, Chile – $9, Caribbean and Central America – $90, and Other International – $158.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

30	Related Party Transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

For the year ended October 31 ($ millions)	2023	2022
Salaries and cash incentives(1)	$23	$24
Equity-based payment(2)	32	36
Pension and other benefits(1)	2	4
Total	$57	$64

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 for further details of these plans.

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Consolidated Financial Statements

Loans and deposits of key management personnel

As at October 31 ($ millions)	2023	2022
Loans	$13	$11
Deposits	$6	$5

The Bank’s committed credit exposure to companies controlled by directors totaled $266 million as at October 31, 2023 (October 31, 2022 – $264 million), while actual utilized amounts were $165 million (October 31, 2022 – $188.4 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2023	2022
Net income / (loss)	$(22)	$(29)
Loans	209	205
Deposits	277	286
Guarantees and commitments	55	96

Scotiabank principal pension plan

The Bank manages assets of $5.2 billion (October 31, 2022 – $4.9 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.9 million (October 31, 2022 – $6.4 million) in fees.

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Consolidated Financial Statements

31	Principal Subsidiaries and Non-Controlling Interests in Subsidiaries

(a)	Principal subsidiaries(1)

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2023	2022
Canadian

Scotia Capital Inc.	Toronto, Ontario	$3,723	$3,215
BNS Investments Inc.	Toronto, Ontario	22,925	15,750
1832 Asset Management L.P.	Toronto, Ontario
Montreal Trust Company of Canada	Montreal, Quebec
MD Financial Management Inc.	Ottawa, Ontario	2,711	2,781
Jarislowsky, Fraser Limited	Montreal, Quebec	997	988
Scotia Securities Inc.	Toronto, Ontario	63	63
Tangerine Bank	Toronto, Ontario	4,529	3,827
The Bank of Nova Scotia Trust Company(2)	Toronto, Ontario	610	214
Scotia Mortgage Corporation	Toronto, Ontario	780	810
National Trust Company	Stratford, Ontario	388	374
Roynat Inc.	Calgary, Alberta	674	594
Scotia Dealer Advantage Inc.	Hamilton, Ontario	912	867

International

Scotia Holdings (USA) LLC(3)	New York, New York	7,218	3,166	(4)
Scotia Capital (USA) Inc.	New York, New York
Scotia Financing (USA) LLC	New York, New York
Nova Scotia Inversiones Limitada	Santiago, Chile	7,423	6,114
Scotiabank Chile S.A. (99.79%)	Santiago, Chile
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.39%)	Mexico City, Mexico	6,812	5,960
Scotiabank Inverlat, S.A.	Mexico City, Mexico
Scotia Peru Holdings S.A.	Lima, Peru	5,700	4,961
Scotiabank Peru S.A.A. (99.31%)	Lima, Peru
Multiacciones S.A.S	Bogota, Colombia	1,100	842
Scotiabank Colpatria, S.A. (55.98%)(5)	Bogota, Colombia
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	914	788
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	585	478
Scotiabank Uruguay S.A.	Montevideo, Uruguay
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	934	906
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,552	1,550
Scotia Group Jamaica Limited (71.78%)	Kingston, Jamaica
Scotiabank Trinidad and Tobago Limited (50.90%)	Port of Spain, Trinidad and Tobago
Scotiabank (Barbados) Limited	Bridgetown, Barbados	307	273
BNS International (Bahamas) Limited	Nassau, Bahamas	13,903	17,180
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	The Bank of Nova Scotia Trust Company & ADS Canadian Bank amalgamated effective November 1, 2022 and continue as The Bank of Nova Scotia Trust Company.
(3)	Effective July 1, 2023, Scotia Holdings (U.S.) Inc. converted to a Limited Liability Company and changed its name to Scotia Holdings (USA) LLC.
(4)	The 2022 Scotia Capital (USA) Inc. carrying value was part of BNS Investments Inc.
(5)	The Bank made a capital contribution to Scotiabank Colpatria S.A. in July 2023 which increased its ownership interest to 55.98% following the subsequent issuance of additional shares.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with the Bank’s accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

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Consolidated Financial Statements

(b)	Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at and for the year ended
	2023				2022
	Non-controlling interest %		Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Scotiabank Chile S.A.	0.21	%(1)	$248	$17	$227	$27
Scotiabank Colpatria S.A.(2)(3)	44.02%		482	–	332	12
Scotia Group Jamaica Limited	28.22%		336	11	279	10
Scotiabank Trinidad and Tobago Limited	49.10%		450	53	413	52
Other	0.01% 49.35%	– (4)	223	20	273	14
Total			$1,739	$101	$1,524	$115

(1)

The Bank increased its ownership in Scotiabank Chile S.A. in 2022 by acquiring an additional 16.8% stake from the primary non-controlling shareholders. Refer to Note 36 for details. The remaining non-controlling interest related primarily to non-controlling interests in Scotiabank Chile S.A. subsidiaries.

(2)

Non-controlling interest holders for Scotiabank Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.

(3)	The Bank made a capital contribution to Scotiabank Colpatria S.A. in July 2023 which increased its ownership interest to 55.98% following the subsequent issuance of additional shares.
(4)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2023				As at and for the year ended October 31, 2022
($ millions)	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities	Revenue	Total comprehensive income (loss)	Total assets	Total liabilities
Total	$4,206	$1,929	$102,628	$91,869	$3,849	$880	$93,880	$85,754

32	Interest Income and Expense

For the year ended October 31 ($ millions)	2023				2022
	Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(1)	$51,013		$38,348		$31,036		$15,273
Measured at FVOCI(1)	3,811		–		1,537		–
	54,824		38,348		32,573		15,273
Other	2,000	(2)	189	(3)	985	(2)	170	(3)
Total	$56,824		$38,537		$33,558		$15,443

(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	The interest on lease liabilities was $114 (2022 – $107).

33	Earnings Per Share

For the year ended October 31 ($ millions)	2023	2022
Basic earnings per common share
Net income attributable to common shareholders	$6,991	$9,656
Weighted average number of common shares outstanding (millions)	1,197	1,199
Basic earnings per common share(1) (in dollars)	$5.84	$8.05
Diluted earnings per common share
Net income attributable to common shareholders	$6,991	$9,656
Dilutive impact of share-based payment options and others(2)	(36)	36
Net income attributable to common shareholders (diluted)	$6,955	$9,692
Weighted average number of common shares outstanding (millions)	1,197	1,199
Dilutive impact of share-based payment options and others(2) (millions)	7	9
Weighted average number of diluted common shares outstanding (millions)	1,204	1,208
Diluted earnings per common share(1) (in dollars)	$5.78	$8.02

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

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Consolidated Financial Statements

34	Guarantees, Commitments and Pledged Assets

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2023	2022
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$48,417	$41,977
Liquidity facilities	7,060	6,361
Indemnifications	940	926

(1)

The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

(ii)	Liquidity facilities

The Bank’s backstop liquidity facilities are committed liquidity and provided to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years.

(iii)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director / officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

•	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
•

Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

•	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2023	2022
Commercial letters of credit	$695	$1,219
Commitments to extend credit(1)
Original term to maturity of one year or less	61,338	81,641
Original term to maturity of more than one year	222,705	186,067
Securities lending	56,174	52,178
Securities purchase and other commitments	736	1,105
Total	$341,648	$322,210

(1)	Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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Consolidated Financial Statements

(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2023	2022
Assets pledged to:
Bank of Canada(1)	$133	$168
Foreign governments and central banks(1)	763	2,015
Clearing systems, payment systems and depositories(1)	1,810	1,628
Assets pledged in relation to exchange-traded derivative transactions	8,403	8,972
Assets pledged in relation to over-the-counter derivative transactions	26,871	29,658
Assets pledged as collateral related to securities borrowing and lending	150,698	133,363
Assets pledged in relation to covered bond program (Note 15)(2)	51,538	51,446
Assets pledged in relation to other securitization programs (Note 15)	3,169	1,397
Assets pledged under CMHC programs (Note 14)	22,108	24,886
Other	521	969
Total assets pledged	$266,014	$254,502
Obligations related to securities sold under repurchase agreements	140,296	122,552
Total(3)	$406,310	$377,054

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Excludes mortgages related to covered bonds held by the Bank or used for securities lending transactions.
(3)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(d)	Other executory contracts

Effective July 2018, the Bank has entered into an $800 million contract for naming rights of an arena for 20 years.

The Bank and its subsidiaries have also entered into other long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

35	Financial Instruments – Risk Management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2023:

•

extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s Credit Risk Appetite and Credit Risk Policy are developed by its Global Risk Management (GRM) department and limits are reviewed and approved by the Board on an annual and biennial basis, respectively. The Credit Risk Appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the Credit Risk Appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The Credit Risk Policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, and the calculation of allowance for credit losses. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and facility ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, product specific models assign accounts into homogeneous segments using internal and external borrower/facility-level credit experience. This process provides for a meaningful differentiation of risk and allows for appropriate and consistent estimation of loss characteristics at the model and segment level. Further details on credit risk relating to derivatives are provided in Note 10(c).

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Consolidated Financial Statements

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e., exposures subject to credit risk capital. The Bank uses the Internal Ratings Based approach (IRB) for all material Canadian, U.S., European portfolios, and for a significant portion of all international corporate and commercial portfolios. Under the Advanced Internal Ratings Based (AIRB) approach, the Bank uses internal risk parameter estimates, based on historical experience and appropriate margin of conservatism, for probability of default (PD), loss given default (LGD) and exposure at default (EAD). Under revised Basel III rules, there are new IRB requirements for internally developed model parameters under AIRB, including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g., Large Corporates, Banks, etc.) the FIRB approach utilizes the Bank’s internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters. The remaining portfolios, including other individual portfolios, are treated under the standardized approach.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also take into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2023				2022
	Revised Basel III(1)				Basel III
	Exposure at default(2)
Category	Drawn(3)	Undrawn commitments	Other exposures(4)	Total	Total
By counterparty type
Non-retail
IRB portfolio
Corporate	$227,187	$80,691	$83,697	$391,575	$453,426
Bank	17,928	12,865	24,303	55,096	37,425
Sovereign	239,626	2,886	10,781	253,293	234,156
	484,741	96,442	118,781	699,964	725,007
Standardized portfolio
Corporate	45,471	7,082	5,706	58,259	59,866
Bank	2,096	23	776	2,895	3,788
Sovereign	25,244	174	104	25,522	8,983
	72,811	7,279	6,586	86,676	72,637
Total non-retail	$557,552	$103,721	$125,367	$786,640	$797,644
Retail
IRB portfolio
Real estate secured	$236,785	$51,874	$–	$288,659	$254,568
Qualifying revolving	16,187	42,492	–	58,679	46,435
Other retail	34,449	4,824	–	39,273	37,910
	287,421	99,190	–	386,611	338,913
Standardized portfolio
Real estate secured	64,888	108	–	64,996	63,054
Other retail	51,326	9,056	58	60,440	48,089
	116,214	9,164	58	125,436	111,143
Total retail	$403,635	$108,354	$58	$512,047	$450,056
Total	$961,187	$212,075	$125,425	$1,298,687	$1,247,700
By geography(5)
Canada	$575,320	$152,872	$37,813	$766,005	$710,049
United States	137,284	35,009	51,281	223,574	247,672
Chile	58,905	3,491	4,337	66,733	60,528
Mexico	56,227	3,007	3,062	62,296	50,793
Peru	26,642	2,358	3,467	32,467	32,176
Colombia	14,212	1,505	1,116	16,833	13,291
Other International
Europe	19,474	6,347	17,460	43,281	46,156
Caribbean	30,498	2,237	1,239	33,974	32,057
Latin America (other)	18,084	1,518	2,070	21,672	20,890
All other	24,541	3,731	3,580	31,852	34,088
Total	$961,187	$212,075	$125,425	$1,298,687	$1,247,700

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(2)

Exposure at default is presented after credit risk mitigation. Exposures exclude equity securities and other assets. Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.

(3)

Non-retail drawn includes loans, acceptances, deposits with financial institutions and FVOCI debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.

(4)

Other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations (2023 excluding first loss of $4 million, and in 2022, including first loss protection of $32.3 million), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Financial Statements

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the Consolidated Statement of Financial Position. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included in the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2023 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$86,883	$–	$–	$–	$–	$–	$–	$–	$3,429	$90,312
Precious metals	–	–	–	–	–	–	–	937	–	937
Trading assets
Securities	–	–	–	–	–	–	–	107,614	(2)	107,612
Loans	584	–	–	–	–	–	433	6,960	–	7,544
Other	–	–	–	–	–	–	–	2,712	–	2,712
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	199,325	–	–	–	–	–	199,325
Derivative financial instruments	–	–	–	–	51,340	–	36,512	–	–	51,340
Investment securities	117,172	–	–	–	–	4,022	–	–	(2,957)	118,237
Loans:
Residential mortgages(2)	65,381	278,688	–	–	–	–	–	–	113	344,182
Personal loans	800	99,214	4,156	–	–	–	–	–	–	104,170
Credit cards	–	14,100	251	–	–	–	–	–	2,758	17,109
Business & government	264,824	11,690	15,479	–	–	–	–	–	(171)	291,822
Allowances for credit losses(3)	(474)	(975)	–	–	–	–	–	–	(4,923)	(6,372)
Customers’ liability under acceptances	18,718	–	–	–	–	–	–	–	(90)	18,628
Property and equipment	–	–	–	–	–	–	–	–	5,642	5,642
Investment in associates	–	–	–	–	–	59	–	–	1,866	1,925
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	17,193	17,193
Other (including Deferred tax assets)	7,129	1,170	–	237	–	–	–	–	29,935	38,471

Total	$561,017	$403,887	$19,886	$199,562	$51,340	$4,081	$36,945	$118,223	$52,793	$1,410,789

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $60.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for IRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

	Credit Risk Exposures						Other Exposures
	Drawn		Other Exposures				Market Risk Exposures
As at October 31, 2022 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$62,551	$–	$–	$–	$–	$–	$–	$–	$3,344	$65,895
Precious metals	–	–	–	–	–	–	–	543	–	543
Trading assets
Securities	(4)	–	–	–	–	–	–	103,551	–	103,547
Loans	408	–	–	–	–	–	367	7,403	–	7,811
Other	–	–	–	–	–	–	–	1,796	–	1,796
Financial assets designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	175,313	–	–	–	–	–	175,313
Derivative financial instruments	–	–	–	–	55,699	–	43,436	–	–	55,699
Investment securities	108,516	–	–	–	–	5,081	–	–	(3,589)	110,008
Loans:
Residential mortgages(2)	76,607	272,588	–	–	–	–	–	–	84	349,279
Personal loans	–	96,074	3,350	–	–	–	–	–	7	99,431
Credit cards	–	13,126	372	–	–	–	–	–	1,020	14,518
Business & government	267,921	10,395	9,675	–	–	–	–	–	(884)	287,107
Allowances for credit losses(3)	(514)	(817)	–	–	–	–	–	–	(4,017)	(5,348)
Customers’ liability under acceptances	19,525	–	–	–	–	–	–	–	(31)	19,494
Property and equipment	–	–	–	–	–	–	–	–	5,700	5,700
Investment in associates	–	–	–	–	–	56	–	–	2,577	2,633
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	16,833	16,833
Other (including Deferred tax assets)	2,401	991	–	106	–	–	–	–	35,661	39,159

Total	$537,411	$392,357	$13,397	$175,419	$55,699	$5,137	$43,803	$113,293	$56,705	$1,349,418

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $75.8 billion in mortgages guaranteed by Canada Mortgage Housing Corporation and federally backed privately insured mortgages.
(3)	Amounts for AIRB exposures are reported gross of allowances and amounts for standardized exposures are reported net of allowances.

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Consolidated Financial Statements

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2023, and October 31, 2022, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2022.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0551%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0551% – 0.0651%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0651% – 0.0748%
BBB+	Baa1	BBB (high)		87	0.0748% – 0.1028%
BBB	Baa2	BBB		85	0.1028% – 0.1552%
BBB-	Baa3	BBB (low)		83	0.1552% – 0.2151%
BB+	Ba1	BB (high)		80	0.2151% – 0.2983%
BB	Ba2	BB		77	0.2983% – 0.5617%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.5617% – 1.1570%
B+	B1	B (high)		73	1.1570% – 1.9519%
B to B-	B2 to B3	B to B (low)		70	1.9519% – 4.7225%
CCC+	Caa1	–		65	4.7225% – 12.1859%
CCC	Caa2	–	Watch list	60	12.1859% – 23.8197%
CCC- to CC	Caa3 to Ca	–		40	23.8197% – 42.1638%
–	–	–		30	42.1638% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2023. The Range does not include the upper boundary for the row.

Non-retail IRB portfolio

The credit quality of the non-retail IRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2023				2022
		Revised Basel III(1)				Basel III
		Exposure at Default(2)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(3)	Total	Total
Investment grade	99 – 98	$143,049	$1,285	$27,321	$171,655	$138,564
	95	35,677	10,716	21,186	67,579	70,575
	90	24,561	13,302	25,381	63,244	78,215
	87	36,090	16,675	16,517	69,282	85,188
	85	34,443	14,386	9,876	58,705	73,091
	83	54,334	16,342	6,967	77,643	78,869
Non-Investment grade	80	40,535	10,389	4,044	54,968	52,857
	77	27,155	6,336	3,673	37,164	36,288
	75	18,824	4,769	2,698	26,291	25,712
	73	8,022	1,542	451	10,015	7,848
	70	2,481	452	293	3,226	2,592
Watch list	65	775	126	307	1,208	395
	60	1,137	79	9	1,225	788
	40	165	17	21	203	881
	30	100	5	1	106	54
Default	21	952	21	36	1,009	1,220
Total		$428,300	$96,442	$118,781	$643,523	$653,137
Government guaranteed residential mortgages(4)		56,441	–	–	56,441	71,867
Total		$484,741	$96,442	$118,781	$699,964	$725,004

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(2)	After credit risk mitigation.
(3)

Includes off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations (excluding first loss protection), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(4)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Consolidated Financial Statements

Non-retail standardized portfolio

The non-retail standardized portfolio relies on external credit ratings (e.g. S&P, Moody’s, DBRS, etc.) of the borrower, if available, to compute regulatory capital for credit risk. Exposures are risk weighted based on prescribed percentages and a mapping process as defined within OSFI’s Capital Adequacy Requirements Guideline. Non-retail standardized portfolio as at October 31, 2023 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $87 billion (October 31, 2022 – $73 billion). The year over year increase was primarily due to implementation of Basel III Revisions. Within this portfolio, the majority of Corporate/Commercial exposures are to unrated counterparties, mainly in Canada and the Pacific Alliance countries.

(iii)	Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2023, 26% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 49%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposures within each PD range by asset class:

As at October 31 ($ millions)	2023						2022
	Revised Basel III(1)						Basel III
	Exposure at default(2)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low(3)	0.0000% – 0.0499%	$–	$–	$–	$–	$–	$102,039
Very Low	0.0500% – 0.1999%	159,633	68,050	35,140	6,586	269,409	118,374
Low	0.2000% – 0.9999%	43,171	5,154	11,724	20,421	80,470	84,843
Medium Low	1.0000% – 2.9999%	9,284	–	7,963	6,983	24,230	22,248
Medium	3.0000% – 9.9999%	1,073	535	2,106	3,792	7,506	8,654
High	10.0000% – 19.9999%	479	112	1,204	87	1,882	1,123
Extremely High	20.0000% – 99.9999%	663	101	451	1,148	2,363	1,163
Default	100%	316	88	91	256	751	469
Total		$214,619	$74,040	$58,679	$39,273	$386,611	$338,913

(1)	Regulatory amounts reported in 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in 2022.
(2)	After credit risk mitigation.
(3)	OSFI has revised the Retail Probablility of Default floor from 0.03% to 0.05% in 2023, under the Revised Basel III framework.

Retail standardized portfolio

The retail standardized portfolio of $125 billion as at October 31, 2023 (2022 – $111 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Latin American and Caribbean region. Of the total retail standardized exposures, $65 billion (2022 – $63 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral for capital markets related activities. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•

Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2023, the approximate market value of cash and securities collateral accepted that may be sold or repledged by the Bank was $315 billion (2022 – $259 billion). This collateral is held primarily in connection with reverse repurchase agreements, margin loans, securities lending and derivative transactions. The Bank also borrows securities under standard securities borrowing agreements that it is able to re-pledge. Including these borrowed securities, the approximate market value of securities collateral accepted that may be sold or re-pledged was $313 billion (2022 – $273 billion), of which approximately $75 billion was not sold or re-pledged (2022 – $58 billion).

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 34(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of assets acquired in exchange for loans as at October 31, 2023 was $334 million (2022 – $274 million) mainly comprised of real estate and was classified as either held for sale or held for use as appropriate.

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Consolidated Financial Statements

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/Bank-specific scenarios; and
•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 10(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

(i)	Non-trading interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates). The Bank actively manages its interest rate exposures with the objective of protecting and enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risk.

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rates across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

As at October 31 ($ millions)	2023						2022
	Net interest income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity
100 bp increase	$(206)	$107	$(99)	$(532)	$(724)	$(1,256)	$(340)	$(2,021)
100 bp decrease	$196	$(128)	$68	$307	$517	$824	$326	$1,659

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Consolidated Financial Statements

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from the Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2023, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $63 million (October 31, 2022 – $55 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2023 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income in equity by approximately $356 million (2022 – $308 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio and VaR limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of equity securities designated at FVOCI is shown in Note 12.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses historical resampling. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2023
($ millions)	As at October 31, 2023	Average	High	Low	As at October 31, 2022
Credit spread plus interest rate	$12.9	$14.4	$24.1	$9.0	$9.3
Credit spread	8.1	7.9	16.3	3.8	7.7
Interest rate	11.5	12.1	21.9	7.5	8.4
Equities	4.9	4.1	7.8	2.5	3.4
Foreign exchange	3.0	3.3	8.8	0.9	1.5
Commodities	2.9	4.7	8.1	2.3	5.2
Debt specific	3.7	3.6	4.8	2.4	4.6
Diversification effect	(13.5)	(14.4)	n/a	n/a	(10.6)
All-Bank VaR	$13.9	$15.7	$25.2	$11.0	$13.4
All-Bank stressed VaR	$44.8	$39.4	$87.3	$13.4	$27.4

Below are the market risk capital requirements as at October 31, 2023.

($ millions)	2023	2022
All-Bank VaR	$141	$131
All-Bank stressed VaR	390	324
Incremental risk charge	315	345
Standardized approach	117	66
Total market risk capital	$963	$866	(1)

(1)	Equates to $12,040 million of risk-weighted assets (October 31, 2022 – $10,820 million).

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Consolidated Financial Statements

(d)	Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes third party risk management and legal risk but excludes strategic risk and reputational risk. It also exists in some form in each of the Bank’s business and support activities, and third parties to whom activities have been outsourced. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank’s Operational Risk Management Framework outlines the Bank’s structured approach for effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements.

36	Acquisitions and Divestitures

Acquisitions

Completed acquisition impacting the prior fiscal year

Scotiabank Chile

The Bank completed the acquisition of an additional 16.8% stake in Scotiabank Chile for $1.2 billion from the non-controlling interest shareholders, increasing its ownership to 99.8%. The purchase consideration was comprised of cash of $650 million and the issuance of 7 million common shares valued at $569 million. The increase in ownership was effective February 27, 2022. This transaction was accounted for as a capital transaction through shareholders’ equity and did not result in a change to the carrying value of the assets and liabilities of the subsidiary or the Bank’s associated goodwill.

As at the date of acquisition, the transaction negatively impacted the Bank’s CET1 ratio by 11 basis points. Scotiabank Chile forms part of the International Banking business segment.

Divestitures

Closed divestitures impacting the current fiscal year

Canadian Tire’s Financial Services business (“CTFS”)

On October 31, 2023, the Bank signed and closed the sale of its 20% equity interest in CTFS to Canadian Tire Corporation.

The investment held by the Bank in CTFS was classified as an investment in associate. The carrying value of the Bank’s interest in the investment of $543 million was derecognized on the date of close and a net gain of approximately $367 million ($319 million after-tax) was recorded in non-interest income – other and reported in the Other segment. The transaction increased the Bank’s CET1 ratio by approximately 16 basis points.

Closed divestitures impacting the prior fiscal year

Banco del Caribe, C.A (“BDC”) and Inversiones Americana del Caribe (IAC), B.V. (“IAC”), Venezuela

On October 26, 2022, the Bank completed the sale of its 26.8% interest in BDC and its 23.4% interest in IAC.

The investments held by the Bank in BDC and IAC, were classified as investments in associates. The carrying value of the Bank’s interest in these investments of $73 million was derecognized on the date of close and a net loss of approximately $227 million after-tax was recorded in non-interest income - other and reported in the Other segment. The net loss includes $169 million of cumulative foreign currency translation losses that have been reclassified from accumulated other comprehensive income to the Consolidated Statement of Income. The capital impact of these transactions was not significant.

Thanachart Insurance Public Company Limited (“TNI”) and Thanachart Securities Public Company Limited (“TNS”), Thailand

On October 27, 2022, the Bank completed the sale of its interest in TNI and TNS.

The investments held by the Bank in TNI and TNS were classified as investments in associates. The carrying value of the Bank’s interest in these investments of $134 million was derecognized on the date of close. The financial and capital impacts of this transaction were not significant.

Wind down of operations in India and Malaysia

The Bank has made the decision to wind down its operations in India and Malaysia as part of the realignment of Global Banking and Markets business in the Asia Pacific region. The Bank has recorded a total loss of $102 million after tax in non-interest income – other representing the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to the Consolidated Statement of Income. The capital impact of this transaction was not significant.

234  |  2023 Scotiabank Annual Report

Shareholder Information

Annual meeting

Shareholders are invited to attend the 192nd Annual Meeting of Holders of Common Shares, to be held on April 9, 2024, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 13, 2024. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Shareholder Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 40 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 40, Preferred	BNS.PR.I	06415E 30 3

Dividend Dates for 2024

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 3	January 29
April 2	April 26
July 3	July 29
October 2	October 29

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

LEGACY SENIOR DEBT/DEPOSITS
DBRS	AA
Fitch	AA
Moody’s	Aa2
Standard & Poor’s	A+

SENIOR DEBT(1)
DBRS	AA(low)
Fitch	AA-
Moody’s	A2
Standard & Poor’s	A-

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBENTURES(2)
DBRS	A(high)
Fitch	A
Moody’s	Baa1
Standard & Poor’s	A-

SUBORDINATED DEBENTURES (NVCC)
DBRS	A(low)
Fitch	A
Moody’s	Baa1(hyb)
Standard & Poor’s	BBB+

SUBORDINATED ADDITIONAL TIER 1 CAPITAL NOTES (NVCC)
DBRS	BBB(high)
Fitch	BBB+
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-

LIMITED RECOURSE CAPITAL NOTES (NVCC)
DBRS	BBB(high)
Fitch	BBB+
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-

NON-CUMULATIVE PREFERRED SHARES (NVCC)
DBRS	Pfd-2
Fitch	BBB+
Moody’s	Baa3(hyb)
Standard & Poor’s	BBB-/P-2(low)(3)

(1)	Subject to the Canadian Bank Recapitalization (Bail-in) regime
(2)	Excluding instruments with Non-Viability Contingent Capital Features
(3)	Canadian Scale

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, AA by Fitch and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P. As of October 31, 2023, all such rating agencies have a Stable outlook on the Bank.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

2023 Scotiabank Annual Report  |  235

Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
40 Temperance Street Toronto, Ontario Canada M5H 0B4 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA
Investors Financial Analysts, Portfolio Managers and other Institutional Investors
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 775-0798
E-mail: investor.relations@scotiabank.com
Online
For product, corporate, financial and shareholder information: www.scotiabank.com
Global Communications
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail: corporate.communications@scotiabank.com
Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, N.A.

Tel: 1-781-575-2000

Fax: 1-781-575-2044

E-mail: service@computershare.com

Street/Courier address:

C/O Shareholder Services

150 Royall Street, Canton, MA 02021

Mailing address:

PO Box 43078

Providence, RI 02940-3078

Corporate Secretary’s Department
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Tel: (416) 866-3672
E-mail: corporate.secretary@scotiabank.com

236  |  2023 Scotiabank Annual Report